Exhibit 4.1 Execution Copy

MERGER AGREEMENT AND PLAN OF REORGANIZATION

THIS MERGER AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of December 14, 2014, is entered into by and among The Best One, Inc., a Florida corporation (“TBO”), Tiger Media, Inc., a Cayman Islands company (“Parent”), TBO Acquisition, LLC, a Delaware limited liability company, which is a wholly owned Subsidiary of Parent (“Merger Sub”) and Derek Dubner, solely in his capacity as Representative hereunder.

WHEREAS, the boards of directors and managers of each of Parent, Merger Sub and TBO have, pursuant to the Laws of their respective jurisdictions of incorporation, declared or resolved as applicable that this Agreement is advisable, fair and in the best interests of their respective shareholders, as applicable, and have approved this Agreement and the consummation of the transactions contemplated hereby, including, under the Laws of the State of Delaware, the domestication of Parent as a corporation pursuant to Section 388 of the Delaware General Corporation Law, and under the Law of the Cayman Islands, the registration of Parent  by way of continuation in the State of Delaware and the de-registration of Parent as an exempted company in the Cayman Islands (collectively, the “Domestication”) and thereafter the merger of TBO with and into Merger Sub (the “Merger”);

WHEREAS, the parties to this Agreement intend that the Merger will qualify as a reorganization described in the Internal Revenue Code of 1986, as amended (the “Code”) Section 368(a).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly and mutually acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Unless the context otherwise requires, the terms defined in this Article I shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

1.1 As used herein, the following terms shall have the following meanings:

“Acquired Entity” means any of TBO or its Subsidiaries and “Acquired Entities” means TBO and its Subsidiaries, collectively.

“Acquisition Transaction” means any transaction involving: (i) the sale, license, disposition or acquisition of all or a substantial portion of the assets of any Acquired Entity; (ii) the issuance, disposition or acquisition of (A) any stock or other equity security of any Acquired Entity, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire any stock or other equity security of any Acquired Entity, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for any stock or other equity security of any Acquired Entity; or (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving any Acquired Entity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Books and Records” means all books and records of the Acquired Entities, including files, manuals, price lists, mailing lists, distributor lists, customer lists, sales and promotional materials, purchasing materials, documents evidencing intangible rights or obligations, personnel records, accounting records and litigation files (regardless of the media in which stored).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Contract” means any contract, agreement, indenture, note, bond, loan, mortgage, license, instrument, lease, understanding, commitment or other arrangement or agreement, whether written or oral.

“Disclosure Schedules” means the Disclosure Schedules delivered by TBO on the one hand and Parent and Merger Sub on the other concurrently with the execution and delivery of this Agreement.

“Eligible Market” means the NYSE MKT.

“Employee Benefit Plans” means (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), (ii) all employment, consulting, individual compensation and collective bargaining agreements and (iii) all other employee benefit plans, policies, agreements, or arrangements (whether funded or unfunded, written or oral, qualified or nonqualified), including any bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, termination, severance, sick leave, vacation, loans, perquisites, salary continuation, health, disability, life insurance and educational assistance plans, policies, agreements or arrangements.

“End Date” means April 30, 2015.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) which would be treated as a single employer with another entity under Sections 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means accounting principles generally accepted in the United States of America, as in effect from time to time, applied on a consistent basis throughout the periods indicated.

“Governmental Authority” means any foreign, federal, national, state or local judicial, legislative, executive or regulatory body, authority or instrumentality.

“Hazardous Substances” means any substance, waste, contaminant, pollutant or material that has been determined by any Governmental Authority to be capable of posing a risk of injury to health, safety, property or the environment.

“Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness and (viii) all guaranties in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

“Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Liabilities as they come due, (ii) such Person is unable to pay its debts and Liabilities, subordinated, contingent or otherwise, as such debts and Liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct its business as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means any and all: (i) technology, formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice), (ii) technical, engineering and manufacturing information and materials, (iii) specifications, designs, models, devices, prototypes, schematics and development tools, (iv) software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter, including without limitation computer source code and object code, blueprints, engineering drawings, printed or graphic matter, (v) databases and other compilations and collections of data or information, (vi) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing, domain names, uniform resource locators, social media user account names, and other names and locators associated with the Internet, (viii) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information, such as product, marketing, servicing, financial, supplier, and personnel information, customer lists, customer contact and registration information, customer correspondence and customer purchasing histories, and (ix) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.

“Interactive Purchase Agreement” means that certain Securities Purchase Agreement, dated as of October 2, 2014, by and among John O. Schaeffer, WHP Solutions, LLC, Interactive Data, LLC and TBO.

“Knowledge” or words of similar effect, regardless of case, means, (i) with respect to TBO and/or any other Acquired Entity, the knowledge of Michael Brauser, Derek Dubner, Daniel MacLachlan, James Reilly, John Schaeffer and Ole Poulsen and (ii) with respect to Parent and/or Merger Sub, the knowledge of Peter Tan, Jacky Wang and Joshua Weingard. Each of the foregoing Persons will be deemed to have knowledge of a particular fact or other matter if: (A) such Person is actually aware of such fact or matter; (B) a prudent individual could be expected to discover or otherwise become aware of such fact or matter after due inquiry, or (C) a similarly situated Person could reasonably be expected to have knowledge of such fact or matter.

“Law” means any federal, state or local law, statute, rule, regulation, judgment, decree, injunction, order, ordinance, code, regulation, arbitration award, grant, franchise, permit and license or other legally enforceable requirement of or by any Governmental Authority or self-regulatory organization.

“Letter of Transmittal” means a letter of transmittal in such form as reasonably presented to the TBO Shareholders by Parent a reasonable amount of time after the Effective Time.

“Liability” means obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and including any lien or charge arising by Law.

“Material Adverse Effect” means a material adverse effect on the operations, condition (financial or other), assets, Liabilities, earnings, or business (as now conducted or as proposed to be conducted) of the Person affected or the ability of any Person to timely consummate the transactions contemplated hereby; provided, however, that no such adverse effect shall be deemed to constitute, nor shall it be taken into account in determining whether there has been or would be a “Material Adverse Effect” on or with respect to the Person affected if such adverse effect is demonstrated to be primarily caused by (i) conditions affecting the United States economy generally, (ii) the announcement or pendency of the Merger or of the transactions contemplated hereby, (iii) changes in the industries in which such Person conducts business or in applicable Laws, (iv) changes in GAAP or statutory accounting principles, or (v) acts of terrorism or war (whether or not declared), except, in each case of (i) through (iii), to the extent such changes cause a disproportionate and negative effect on or change to such Person as compared to the industry in which such Person operates as a whole.

“Parent Common Stock” means, as of the effectiveness of the Domestication, the common stock of Parent, par value $0.0001 per share.

“Parent Preferred Stock” means the Series A Non-Voting Convertible Preferred Stock of Parent, par value $0.0001 per share. The Parent Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designations.

“Permit” means any approval, consent, license, certificate, accreditation, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to Law.

“Permitted Liens” means (i) Liens for real estate Taxes not yet due and payable or being contested in good faith by appropriate procedures as disclosed herein and for which there are adequate accruals or reserves on the Balance Sheet, (ii) Liens arising under equipment leases with third parties set forth in the Disclosure Schedules, which were entered into in the ordinary course of business consistent with past practices which are not, individually or in the aggregate, material to the business or the assets of the Acquired Entities and (iii) any statutory Liens arising in the ordinary course of business by operation of law with respect to a Liability that is not yet due and delinquent and which are not, individually or in the aggregate, significant.

“Person” means all natural persons, corporations, business trusts, associations, unincorporated organizations, limited liability companies, partnerships, joint ventures and other entities and Governmental Authorities or any department or agency thereof.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether commenced or threatened in writing.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, association, business entity, partnership, limited liability company or other entity of which a Person, either alone or together with one or more other Subsidiaries, (i) directly or indirectly owns or controls securities or other interests representing more than fifty (50%) of the voting power of such entity, or (ii) is entitled, by contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such entity’s board of directors or other governing body.

“Tax” or “Taxes” means all taxes, fees or other assessments of any kind imposed by any Governmental Authority, and any and all interest, penalties and additions relating thereto. “Tax” or “Taxes” includes without limitation all add-on minimum, alternative minimum, capital stock, currency, customs, documentary, disability, employee, employer, environmental, estimated, excise, export, FICA, franchise, FUTA, gross receipts, income, import, natural resources, license, occupation, payroll, personal property, premium, real property, registration, sales, severance, social security, stamp, transfer, unemployment, use, value added, escheat, unclaimed property, windfall profit and withholding taxes and duties. “Tax” or “Taxes” also includes any Liability for taxes of any other Person, including transferee or secondary Liability for Taxes and any Liability pursuant to an agreement or otherwise, including Liability arising as a result of being or ceasing to be a member of any affiliated group, or being included or required to be included in any Tax Return relating thereto.

“Tax Return” means any tax return, filing document or information statement required to be filed in connection with or with respect to any Taxes.

“TBO Common Stock” means the Common Stock of TBO, no par value.

“TBO Employee Benefit Plans” means all Employee Benefit Plans sponsored, maintained or contributed to, by TBO or any ERISA Affiliate or with respect to which TBO or any ERISA Affiliate of TBO has any obligation or Liability, contingent or otherwise.

“TBO Preferred Stock” means the TBO Series A Preferred Stock.

“TBO Series A Preferred Stock” means the Series A Convertible Preferred Stock of TBO, par value $0.001.

“TBO Shareholder” means any holder of TBO Shares.

“TBO Shares” means, collectively, all of the issued and outstanding shares of TBO Common Stock and TBO Preferred Stock.

“Transaction Expenses” means all out-of-pocket fees and expenses (including legal, accounting, consulting and investment advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the transfer agent for Parent’s shares of capital stock.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign Laws related to plant closings, relocations, mass layoffs and employment losses.

1.2 Each of the following additional terms is defined in the Section set forth opposite such term:

Term	Section
Accredited Investor.	Section 4.6(a)
Agreed Earn-Out Adjustment.	Section 3.7(c)
Agreement.	Preamble
Audited Financial Statements.	Section 7.2(k)
Author.	Section 4.10(d)
Balance Sheet.	Section 4.7(a)
Balance Sheet Date.	Section 4.7(a)
Cash Closing Condition.	Section 7.2(o)
Cayman De-Registration.	Section 6.14(d)
Certificate of Conversion.	Section 6.14(d)
Certificates of Merger.	Section 2.3
Certificate of Designations.	Section 7.3(g)
Closing.	Section 2.2
Closing Date.	Section 2.2
Code.	Recitals
Confidentiality Agreement.	Section 4.10(b)
Damages.	Section 9.2(a)
Delaware Certificate of Merger.	Section 2.3
Director Nominees.	Section 6.4
DLLCA.	Section 2.1
Domestication.	Recitals
Earn-Out Measurement Period.	Section 3.7(a)
Earn-Out Objection Notice.	Section 3.7(b)
Earn-Out Payment.	Section 3.7(a)
Earn-Out Shares.	Section 9.3
Earn-Out Statement.	Section 3.7(b)
Effective Time.	Section 2.3
Eligible Shareholder.	Section 3.7(a)
FBCA.	Section 2.1
Florida Articles and Plan of Merger.	Section 2.3
FPI.	Section 5.8
Independent Accountant.	Section 3.7(d)
Independent Committee.	Section 9.6
Intellectual Property Licenses.	Section 4.10(b)
Liability Cap.	Section 9.4
Leased Properties.	Section 4.23(b)
Lockup Agreements.	Section 6.11
Merger.	Recitals
Merger Sub.	Preamble
Merger Sub Charter.	Section 5.1
Merger Sub Operating Agreement.	Section 5.1
Mutual Non-Disclosure and Confidentiality Agreement.	Section 6.7
New Parent Bylaws.	Section 6.14(d)
New Parent Charter.	Section 6.14(d)
Owned Intellectual Property.	Section 4.10(a)
Parachute Payment Waiver.	Section 6.18
Parent.	Preamble
Parent Board.	Section 6.4
Parent Indemnified Parties.	Section 9.2(b)
Parent Material Agreement.	Section 5.12(a)
Parent Memorandum.	Section 5.1
Parent Ordinary Shares.	Section 5.8
Pre-Closing Period.	Section 6.2(b)
Proxy Statement.	Section 6.14(a)
PII.	Section 4.10(e)
Real Property Lease.	Section 4.23(b)
Real Property Law.	Section 4.23(c)
Representative.	Preamble
Sarbanes-Oxley Act.	Section 5.11
SEC Reports.	Section 5.9
Secrecy, Invention and Noncompetition Agreement.	Section 4.10(b)
Shareholder Approval.	Section 6.14(a)
Shareholders’ Meeting.	Section 6.14(a)
Straddle Period.	Section 6.2(b)
Surviving Company.	Section 2.1
Systems.	Section 4.25
TBO.	Preamble
TBO Bylaws.	Section 4.1
TBO Charter.	Section 4.1
TBO Dissenting Shares.	Section 3.6
TBO Financial Statements.	Section 4.7
TBO Indemnified Parties.	Section 9.2(a)
TBO Intellectual Property.	Section 4.10(a)
TBO Material Agreement.	Section 4.9
TBO Source Code.	Section 4.10(f)
TBO Stock Certificate.	Section 3.2
Transaction Filings.	Section 6.15
Twelve-Month Period.	Section 3.7(a)

ARTICLE II
THE MERGER

2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, in accordance with the provisions of the Florida Business Corporation Act, as amended (the “FBCA”) and the Delaware Limited Liability Company Act (“DLLCA”), TBO shall be merged with and into Merger Sub. Merger Sub shall continue as the surviving company (“Surviving Company”).

2.2 The Closing. The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akerman LLP, in Miami, Florida, commencing at 9:00 a.m. local time on the second Business Day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other date as the parties may mutually determine (the “Closing Date”).

2.3 Effective Time. Prior to the Closing, Parent, Merger Sub and TBO shall prepare, and, on the Closing Date, TBO shall (a) file with the Secretary of State of the State of Florida, Articles of Merger (including the Plan of Merger) in the form attached hereto as Exhibit A-1 (the “Florida Articles and Plan of Merger”), and/or such other appropriate documents executed in accordance with the applicable provisions of the FBCA and shall make all other filings or recordings required under the FBCA to effect the Merger and (b) file with the Secretary of State of the State of Delaware, a Certificate of Merger in the form attached hereto as Exhibit A-2 (the “Delaware Certificate of Merger,” and together with the Florida Articles and Plan of Merger, the “Certificates of Merger”), and/or such other appropriate documents executed in accordance with the applicable provisions of the DLLCA and shall make all other filings or recordings required under the DLLCA to effect the Merger. The Merger shall become effective at such time as the Certificates of Merger are accepted for recording by the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, as applicable. The time at which the Merger shall become effective as aforesaid is referred to as the “Effective Time.”

2.4 Legal Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the FBCA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of TBO and Merger Sub shall vest in Surviving Company.

2.5 Certificate of Formation and Operating Agreement.

(a) Certificate of Formation of Surviving Company. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of Surviving Company until thereafter amended in accordance with the DLLCA and such certificate of formation; provided, however, that as of the Effective Time, such certificate of formation shall be amended to provide that the name of Surviving Company is “Interactive Data Intelligence, LLC.”

(b) Operating Agreement of Surviving Company. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the Merger Sub Operating Agreement, as in effect immediately prior to the Effective Time, shall be the operating agreement of Surviving Company until thereafter amended in accordance with the DLLCA, the certificate of formation of Surviving Company and such operating agreement; provided, however, that as of the Effective Time, such operating agreement shall be amended to provide that the name of Surviving Company is “Interactive Data Intelligence, LLC.”

2.6 Managers and Officers.

(a) Managers of Surviving Company. Subject to Section 6.4(b), the initial managers of Surviving Company shall be the managers of Merger Sub as of immediately prior to the Effective Time. Furthermore, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, at the Effective Time, Derek Dubner is hereby appointed as an additional Manager of the Surviving Company.

(b) Officers of Surviving Company. The initial officers of Surviving Company shall be the officers of Merger Sub in office at and as of the Effective Time (retaining their respective positions and terms of office) or until the earlier death, resignation or removal. Furthermore, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, at the Effective Time, Derek Dubner is hereby appointed Chief Executive Officer of the Surviving Company and Daniel MacLachlan is hereby appointed Chief Financial Officer of the Surviving Company.

ARTICLE III
MANNER OF CONVERTING SECURITIES

3.1 Conversion of Shares in the Merger. Subject to the provisions of this Article III and Section 9.3, at and as of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or TBO, the outstanding securities of TBO and Merger Sub shall be converted as follows:

(a) Each share of TBO Common Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable shares of Parent Common Stock.

(b) Each share of TBO Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than TBO Dissenting Shares) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Preferred Stock.

(c) One hundred percent (100%) of the membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company. Each stock certificate of Merger Sub representing any such membership interests shall after the Effective Time evidence ownership of membership interests of Surviving Company.

(d) Each share of Parent’s capital stock issued and outstanding at and as of the Effective Time will remain issued and outstanding.

3.2 Surrender and Exchange of TBO Securities. As soon as practicable after the Effective Time and subject to Section 3.7 and Section 9.3, upon (i) surrender of a certificate or certificates representing TBO Shares that were outstanding immediately prior to the Effective Time (each a “TBO Stock Certificate”) to the Transfer Agent (or, in case such certificates shall be lost, stolen or destroyed, an affidavit of that fact by the holder thereof pursuant to Section 3.5) and (ii) delivery to the Transfer Agent of an executed Letter of Transmittal, the Transfer Agent shall deliver to the record holder of the TBO Shares surrendering such certificate or certificates, a certificate or certificates (or evidence of shares in book-entry form) registered in the name of such shareholder representing the number of shares of Parent Common Stock and/or Parent Preferred Stock to which such holder is entitled pursuant to this Article III. In the event of a transfer of ownership of TBO Shares that is not registered in the transfer records of TBO, a certificate (or evidence of shares in book-entry form) representing the proper number of whole shares of Parent Common Stock and/or Parent Preferred Stock may be issued to a Person other than the Person in whose name the TBO Stock Certificate so surrendered is registered, if, upon delivery by the holder thereof, such TBO Stock Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such issuance shall have paid any transfer and other Taxes required by reason of the issuance of shares of Parent Common Stock and/or Parent Preferred Stock to a Person other than the registered holder of such TBO Stock Certificate or shall have established to the reasonable satisfaction of the Transfer Agent that such Tax either has been paid or is not applicable, and shall have demonstrated, to the reasonable satisfaction of the Transfer Agent, that the transfer of such TBO Shares to the requesting person was accomplished in conformity with all applicable securities Laws and with any other agreements restricting the transfer of the TBO Shares to which such TBO Shares are subject. As of the Effective Time, each TBO Share (other than TBO Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and until the certificate or certificates evidencing such shares are surrendered, each certificate that immediately prior to the Effective Time represented any outstanding TBO Share (other than TBO Dissenting Shares) shall be deemed at and after the Effective Time to represent only the right to receive upon surrender as aforesaid the consideration specified in this Article III, as applicable, for the holder thereof. Each TBO Dissenting Share shall be converted into the right to receive payment from the Surviving Company with respect thereto in accordance with the provisions of the FBCA.

3.3 Transfer Books; No Further Ownership Rights in TBO Shares. All shares of Parent Common Stock and/or Parent Preferred Stock issued upon the surrender for exchange of TBO Stock Certificates in accordance with the terms of this Article III shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the TBO Shares previously represented by such TBO Stock Certificates, and at the Effective Time, the share transfer books of TBO shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of Surviving Company of the TBO Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of TBO Stock Certificates that evidenced ownership of the TBO Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.

3.4 No Fractional Shares for Parent Common Stock or Parent Preferred Stock. No fraction of a share of Parent Common Stock or Parent Preferred Stock shall be issued upon the surrender for exchange of a TBO Stock Certificate (or evidence of such shares in book-entry form), no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Each holder of TBO Shares who would otherwise be entitled to a fraction of a share of Parent Common Stock or Parent Preferred Stock (after aggregating all fractional shares of Parent Common Stock or Parent Preferred Stock that otherwise would be received by such holder in respect of such class of security) shall, receive from the Transfer Agent, in lieu of such fractional share, one share of Parent Common Stock or Parent Preferred Stock, as the case may be.

3.5 Lost, Stolen or Destroyed Certificates. If any TBO Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such TBO Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the written agreement by such Person to indemnify Parent and Surviving Company against any claim that may be made against it with respect to such TBO Stock Certificate, the Transfer Agent will issue, subject to Section 3.7 and Section 9.3, in exchange for such lost, stolen or destroyed TBO Stock Certificate, Parent Common Stock and/or Parent Preferred Stock pursuant to this Agreement.

3.6 Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, TBO Shares which are issued and outstanding immediately prior to the Effective Time and held by a shareholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 607.1302 of the FBCA (the “TBO Dissenting Shares”) shall be converted into the right to receive payment from Surviving Company with respect thereto and shall not be converted into or be exchangeable for the right to receive the shares of Parent Common Stock and/or Parent Preferred Stock unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the FBCA. TBO Dissenting Shares shall be treated in accordance with Section 607.1302 of the FBCA. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s TBO Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, shares of Parent Common Stock and/or Parent Preferred Stock in accordance with the terms of this Article III. TBO shall give (a) Parent prompt notice of any written demands for appraisal of any TBO Shares, attempted withdrawals of such demands and any other instruments, served pursuant to the FBCA and received by TBO relating to rights to be paid the “fair value” of TBO Dissenting Shares, as provided in Section 607.1302 of the FBCA and (b) Parent the opportunity to participate in, and after the Closing, direct all negotiations and proceedings with respect to demands for appraisal under the FBCA. TBO shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisals of TBO Shares. TBO or Surviving Company, as applicable under Section 607.1302 of the FBCA, shall comply with all notice requirements under such section.

3.7 Earn-Out Payment.

(a) Each TBO Shareholder holding issued and outstanding TBO Series A Preferred Stock immediately prior to the Effective Time and set forth on Schedule 3.7 hereto (other than holders of TBO Dissenting Shares) (an “Eligible Shareholder”) shall be entitled to receive an Earn-Out Payment to be determined and paid in accordance with this Section 3.7. If either:

(i) the Surviving Company and its Subsidiaries (including any Subsidiaries formed or acquired after the date hereof) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) of at least $7,500,000 for any Twelve-Month Period completed during the period beginning on the first day of the first month following the Closing Date and ending on or before the last day of the month that is twenty-four (24) months after the Closing Date (the “Earn-Out Measurement Period”); or

(ii) Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries (including any such Subsidiaries formed or acquired after the date hereof)) achieve consolidated revenues (determined in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) of at least $13,500,000 for any Twelve-Month Period completed during the Earn-Out Measurement Period;

then each Eligible Shareholder shall be entitled to receive the number of shares of Parent Preferred Stock set forth opposite his, her or its name on Schedule 3.7 (each, an “Earn-Out Payment”). A “Twelve-Month Period” means any period that begins on the first day of a month and ends on the last day of the twelfth (12th) consecutive month following such start date.

(b) As promptly as practicable following each Twelve-Month Period completed during the Earn-Out Measurement Period, Parent shall prepare and deliver to the Representative a preliminary statement calculating the revenues of the Surviving Company and its Subsidiaries in accordance with GAAP and consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements for such Twelve-Month Period (each, an “Earn-Out Statement”). Promptly following receipt of each Earn-Out Statement, the Representative may review the same and, within ten (10) days after the date of such receipt, may deliver to Parent a certificate setting forth any objections to such Earn-Out Statement, together with a summary of the reasons therefore and calculations which, in its view, are necessary to eliminate such objections (each, an “Earn-Out Objection Notice”). If the Representative does not so object within such ten (10) day period, such Earn-Out Statement shall be final and binding for such Twelve-Month Period for purposes of this Agreement.

(c) If the Representative timely delivers to Parent an Earn-Out Objection Notice with respect to a Earn-Out Statement in proper form in accordance with Section 3.7(b), Parent and the Representative shall use their reasonable efforts to resolve by written agreement (the “Agreed Earn-Out Adjustments”) any differences as to such Earn-Out Statement and, if the Representative and Parent so resolve any such differences, such Earn-Out Statement, as adjusted by the Agreed Earn-Out Adjustments, shall be final and binding as the Earn-Out Statement for the Twelve-Month Period to which it relates for purposes of this Agreement.

(d) If any objections raised by the Representative in any Earn-Out Objection Notice with respect to a Earn-Out Statement are not resolved by the Agreed Earn-Out Adjustments within the thirty (30) day period following the receipt by Parent of such Earn-Out Objection Notice, then Parent and the Representative shall submit the objections that are then unresolved to McGladrey (or such other impartial nationally or regionally recognized firm of independent certified public accountants appointed by Parent and the Representative by mutual agreement) (the “Independent Accountant”). The Independent Accountant shall resolve the unresolved objections (based solely on the presentations by Parent and by the Representative as to whether any disputed matter had been determined in a manner consistent with the principles and methodologies used in the preparation of Parent’s audited financial statements) and shall deliver to Parent and the Representative, as promptly as reasonably practicable and in any event within thirty (30) days after its appointment, a written report setting forth its resolution of the disputed matters determined in accordance with the terms herein. The applicable Earn-Out Statement, after giving effect to any Agreed Earn-Out Adjustments and to the resolution of disputed matters by the Independent Accountant, shall be final and binding as the Earn-Out Statement for the Twelve-Month Period to which it relates for purposes of this Agreement.

(e) The parties hereto shall make available to Parent, the Representative and, if applicable, the Independent Accountant, such books, records and other information (including work papers) as any of the foregoing may reasonably request to prepare or review any Earn-Out Statement, any Earn-Out Objection Notice or any matters submitted to the Independent Accountant. The fees and expenses of the Independent Accountant hereunder (including any retainer) shall be borne equally by Parent, on the one hand, and the Eligible Shareholders (on a pro rata basis), on the other hand, and the Parent and the Representative hereby agree to sign any customary engagement letter presented by the Independent Accountant.

(f) The parties agree that the procedures set forth herein with respect to each Earn-Out Statement are not intended to permit the introduction of different accounting methods, policies, practices, procedures, classifications or estimation methodologies from those used in the preparation of Parent’s audited financial statements. The dispute resolution provisions set forth in this Section 3.7 shall be the parties’ and the Eligible Shareholders’ sole remedy with respect to any disputes regarding any Earn-Out Payment in the absence of fraud; provided that no adjustment or determination under this Section 3.7 or any other provision of this Section 3.7 shall limit the representations, warranties, covenants and agreements of the parties set forth elsewhere in this Agreement.

(g) During the Earn-Out Measurement Period, Parent will operate its Subsidiaries in good faith and in a commercially reasonable manner, having regard to industry conditions and the financial condition and prospects of its Subsidiaries. The Eligible Shareholders acknowledge and agree that Parent shall have sole and absolute discretion regarding its and its Subsidiaries’ operations, including without limitation with respect to making employment, personnel and staffing decisions and determining whether or not to make capital investments, provide credit support or provide guarantees of the obligations of any of its Subsidiaries.

(h) Payment of the Earn-Out Payments may be subject to setoff and reduction, on a pro rata basis, in satisfaction of any Damages to which a Parent Indemnified Party may be entitled to indemnification pursuant to Article IX hereof in accordance with Section 9.3 hereof.

(i) Except as provided in Section 9.3, Parent shall issue any Earn-Out Payments finally determined to be earned hereunder within ten (10) days of such determination. The rights of each Eligible Shareholder to his, her or its Earn-Out Payment, if any, is personal to such Eligible Shareholder and shall only be transferable by operation of law, by will or the laws of descent and distribution or to the equity owners of such Eligible Shareholder following its dissolution. Any attempted transfer of such right by an Eligible Shareholder (other than as permitted by the immediately preceding sentence) shall be null and void.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF TBO

Except as set forth in the Disclosure Schedule delivered to Parent in connection with this Agreement, TBO represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Standing. TBO is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida. TBO has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as currently conducted. TBO is presently qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect with respect to TBO. True and accurate copies of TBO’s articles of incorporation (the “TBO Charter”) and TBO’s bylaws (the “TBO Bylaws”), each as in effect as of the date hereof and at the Closing, have been delivered to Parent.

4.2 Corporate Power. TBO has all requisite legal and corporate power and authority to execute and deliver this Agreement and to carry out and perform its other obligations hereunder.

4.3 Authorization and Enforceability. All action on the part of TBO and its board of directors necessary for (i) the authorization, execution and delivery of this Agreement and (ii) the performance of its obligations hereunder, has been taken or will be taken prior to or upon the Effective Time, as applicable; provided, however, that TBO cannot consummate the Merger unless and until it receives the requisite approval of the TBO Shareholders pursuant to the FBCA and the TBO Charter. This Agreement has been duly executed by TBO and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of TBO, except (i) as limited by Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) as limited by rules of Law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

4.4 Subsidiaries. Section 4.4 of the Disclosure Schedule sets forth the name, jurisdiction of organization, the authorized, issued and outstanding equity interests of each Subsidiary of TBO and the jurisdictions in which each such Subsidiary is qualified to do business. TBO does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than as set forth on Section 4.4 of the Disclosure Schedule. All the outstanding equity interests of each Subsidiary of TBO is owned directly or indirectly by TBO free and clear of all Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of the federal and state securities Laws, and is duly authorized, validly issued in compliance with applicable Laws, fully paid and nonassessable. Each Subsidiary of TBO (i) is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (ii) has the requisite power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified to do business and is in good standing in every jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on TBO or any such Subsidiary. TBO has heretofore made available complete and correct copies of the certificate or articles of organization, bylaws, operating agreement and/or comparable charter documents of each of its Subsidiaries, as amended to date and as presently in effect. No Subsidiary of TBO is in material violation of any of the provisions of its certificate or articles of organization, bylaws, operating agreement and/or comparable charter documents. Except as set forth in Section 4.4 of the Disclosure Schedule, since inception, neither TBO nor any of its Subsidiaries has consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in any Person.

4.5 Noncontravention. Except as set forth in Section 4.5 of the Disclosure Schedule, the execution and delivery of this Agreement by TBO, and TBO’s performance of and compliance with the terms hereof, and the consummation of the Merger and the other transactions contemplated hereby, will not (a) result in any violation, breach or default, be in conflict with or constitute, with or without the passage of time or giving of notice, a default under the TBO Charter, the TBO Bylaws, the certificate of incorporation, bylaws or similar governing document of any other Acquired Entity, (b) result in any material violation, breach or default, be materially in conflict with or constitute, with or without the passage of time or giving of notice, a material default under any TBO Material Agreement or any Law, (c) require any consent or waiver under any TBO Material Agreement or any Law (other than any consents or waivers that have been obtained), (d) result in the creation of any Lien upon any of the properties or assets of any Acquired Entity, (e) trigger any right of cancellation, termination or acceleration under any TBO Material Agreement, (f) create any right of payment in any other Person (except as set forth herein), or (g) result in a Material Adverse Effect on any Acquired Entity.

4.6 Capitalization.

(a) The authorized capital stock of TBO consists of (i) 200,000,000 shares of TBO Common Stock, and (ii) 10,000,000 shares of TBO Preferred Stock, (A) 60,000 shares of which are designated TBO Series A Preferred Stock, which are convertible into TBO Common Stock on a 1,000-for-one basis, (B) 4,800,000 shares of which are designated Series B Convertible Preferred Stock, par value $0.001, which are convertible into TBO Common Stock on a two-for-one basis, and (C) 100 shares of which are designated Series C Convertible Preferred Stock, par value $0.001, which are convertible into TBO Common Stock on a 14,222.22-for-one basis. Section 4.6(a) of the Disclosure Schedules sets forth a list of all of the issued and outstanding shares of capital stock of TBO and the holders thereof, including any and all rights to acquire any capital stock of TBO, contingent or otherwise. The TBO Common Stock and the TBO Preferred Stock have the rights, preferences, privileges and restrictions set forth in the TBO Charter and under the Laws of the State of Florida. All issued and outstanding shares of TBO’s capital stock have been duly authorized and validly issued in compliance with applicable Laws, and are fully paid and nonassessable and free and clear of Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of the federal and state securities Laws. Each holder of any capital stock of TBO is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (an “Accredited Investor”) or a sophisticated purchaser as defined in Rule 506 of Regulation D promulgated under the Securities Act.

(b) Except as set forth in Section 4.6(b) of the Disclosure Schedule, there are no options, warrants, preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution or other rights to purchase or acquire from any Acquired Entity any of such entity’s authorized and unissued equity interests. There are (i) no rights to have the equity interests of any Acquired Entity registered for sale to the public in connection with the Laws of any jurisdiction, and (ii) to the Acquired Entities’ Knowledge, no agreements relating to the voting of voting securities of any Acquired Entity and no restrictions on the transfer of the capital stock or other equity securities of any Acquired Entity, other than those arising under applicable securities Laws. All outstanding securities of any Acquired Entity were issued pursuant to and in compliance with a valid exemption from registration under the Securities Act, and have been issued in compliance with applicable state securities Laws.

4.7 Financial Statements.

(a) Schedule 4.7(a) to the Disclosure Schedule contains the unaudited consolidated financial statements of the Acquired Entities as of and for the twelve-month periods ended December 31, 2013 and 2012 and the unaudited consolidated balance sheet of the Acquired Entities (the “Balance Sheet”) as of September 30, 2014 (the “Balance Sheet Date”) and statements of income and cash flow of the Acquired Entities as of and for the nine-month period ended September 30, 2014 (collectively, the foregoing financial statements being the “TBO Financial Statements”). The TBO Financial Statements have been prepared from the Books and Records in accordance with GAAP applied on a consistent basis throughout the periods indicated, except, in the case of the unaudited financial statements, for the failure to include the footnotes required by GAAP and subject to normal and non-recurring year-end audit adjustments (which will not be material in the aggregate). The TBO Financial Statements fairly present in all material respects the financial position and results of operations, shareholders’ equity and cash flows of the Acquired Entities, on a consolidated basis, as of the dates and for the periods reflected thereon. The Acquired Entities maintain a standard system of accounting established and administered in accordance with GAAP.

(b) The Acquired Entities (i) make and keep accurate Books and Records in a consistent manner and (ii) maintain internal accounting controls that provide reasonable assurance that (A) transactions are and have been executed in accordance with management’s authorization, (B) transactions are and have been recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (C) access to their assets is and has been permitted only in accordance with management’s authorization, and (D) the reported accountability for their assets is compared with existing assets at reasonable intervals. There has not been (i) any significant deficiency in the design or operation of internal controls which could affect the ability of the Acquired Entities to record, process, and summarize its consolidated financial data or any material weaknesses in internal controls of the Acquired Entities, or (ii) any fraud that involves management or other employees who have a significant role in the internal controls of the Acquired Entities. Except as set forth in Section 4.7(b) of the Disclosure Schedule, since the Balance Sheet Date, there have been no changes in internal controls or in other factors that could materially affect internal controls by the Acquired Entities, including any corrective actions with regard to significant deficiencies and material weaknesses.

(c) None of the Acquired Entities has any Liabilities (and there is no basis for any present or future Proceeding against any Acquired Entities giving rise to any Liability) except (a) to the extent specifically reflected and accrued for or specifically reserved against in the Balance Sheet and (b) for current Liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business consistent with past custom and practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law).

(d) As of the date hereof, TBO has at least six million dollars ($6,000,000) in cash and cash equivalents on hand (after deduction of all known Liabilities including TBO’s Transaction Expenses).

4.8 Absence of Certain Changes or Events. Since December 31, 2013, (i) there has been no event, occurrence or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on any Acquired Entity, (ii) no event has occurred or action has been taken which, if taken after the date hereof and prior to Effective Time, would constitute a breach of the covenants set forth in Section 6.9. No Acquired Entity is Insolvent as of the date hereof, nor will any Acquired Entity be Insolvent after giving effect to the transactions contemplated hereby to occur at the Closing.

4.9 Material Contracts.

(a) Section 4.9(a) of the Disclosure Schedule sets forth all of the Contracts to which any Acquired Entity is a party or by which its or any of its assets are bound of the types described below and categorized accordingly (each, a “TBO Material Agreement”):

(i) Contracts relating to the employment or engagement of any Person, or any bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, retirement, retention, severance, or change of control arrangement;

(ii) Contracts other than those described in clause (i) with any current officer, director or employee of any Acquired Entity, or any Affiliate of any Acquired Entity or any such Person;

(iii) Contracts with any employee or labor union or association representing any employee;

(iv) Contracts relating to capital expenditures;

(v) Contracts entered into within the last two years relating to the acquisition or disposition of any equity interests in or, except in the ordinary course of business, assets of any Person, including, without limitation, the Interactive Purchase Agreement;

(vi) Contracts creating or otherwise related to any joint venture or partnership;

(vii) Contracts limiting the ability of any Acquired Entity to engage in any line of business or to compete with any Person or to conduct business in any geographical area or to solicit any Person for employment;

(viii) Contracts relating to any Indebtedness of any Acquired Entity (other than accounts payable to trade creditors in the ordinary and usual course of business consistent with past custom and practice), including credit facilities, promissory notes, security agreements, and other credit support arrangements, and Contracts under which any Acquired Entity have imposed or incurred a Lien on any of their assets;

(ix) Contracts granting a power of attorney, revocable or irrevocable, to any Person for any purpose whatsoever;

(x) Contracts that provide for the indemnification by any Acquired Entity of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(xi) Contracts relating to any loan (other than accounts receivable from trade debtors in the ordinary and usual course of business consistent with past custom and practice) or advance to (other than ordinary course travel allowances to the employees of any Acquired Entity), or investments in, any Person;

(xii) Contracts relating to any guarantee or other contingent Liability in respect of any Indebtedness or obligation of any Person (other than the endorsement of negotiable instruments for collection in the ordinary and usual course of business consistent with past custom and practice);

(xiii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(xiv) Contracts with any Governmental Authority;

(xv) Contracts, loans and/or lease arrangements involving, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, to or from any Affiliate or to or from any customer, supplier, employee or agent of any Acquired Entity;

(xvi) all other Contracts which are reasonably likely to involve the receipt or payment of an amount in excess of $100,000 in any 12-month period and which cannot be cancelled by an Acquired Entity without penalty and without more than thirty (30) days’ notice;

(xvii) all leases of personal property involving annual payments in excess of $50,000 relating to personal property used by any Acquired Entity or to which any Acquired Entity is a party or by which the properties of any Acquired Entity is bound;

(xviii) Contracts relating to the license of data, whether as licensee or licensor;

(xix) all customer Contracts reasonably likely to account for more than $50,000 in revenues in any 12-month period; and

(xx) any other Contract which is material to any Acquired Entity and which has not previously been disclosed pursuant to this Section 4.9(a).

(b) The applicable Acquired Entity, and, to the Acquired Entities’ Knowledge, each other party thereto, has in all material respects performed all the obligations required to be performed by them to date (or such non-performing party has received a valid, enforceable and irrevocable written waiver with respect to its non performance), and have received no written notice of default and are not in default (with due notice or lapse of time or both), under any TBO Material Agreement which would permit termination, modification, acceleration or material payment under any TBO Material Agreement. The Acquired Entities have no Knowledge of any breach or anticipated breach by the other party to any TBO Material Agreement. True, correct and complete copies of the TBO Material Agreements required to be set forth in Section 4.9 of the Disclosure Schedule have previously been provided or made available to Parent by TBO. Except as set forth in Section 4.9 of the Disclosure Schedule, each of the TBO Material Agreements shall, following the Closing, remain enforceable by the Surviving Company and its Subsidiaries and, to the Knowledge of TBO, binding on the other parties thereto, without the Consent of any Person. To the Knowledge of TBO, each of the Contracts disclosed in Section 4.9(a) of the Disclosure Schedule is in full force and effect, is valid and enforceable in accordance with its terms and, to the Knowledge of TBO, is not subject to any claims, charges, setoffs or defenses. There are no disputes pending or threatened under any such Contract. The Acquired Entities, and to the Knowledge of TBO, each other party thereto is in compliance with all of its obligations under each such Contract.

(c) The indemnification provisions under the Interactive Purchase Agreement remain in effect and no claims for indemnification have been made thereunder, nor are there any reasonable grounds therefor.

4.10 Intellectual Property; Data Security.

(a) Except as set forth in Section 4.10(a) of the Disclosure Schedule, the Acquired Entities own, free and clear from all Liens, or licenses for use (with a right to sublicense) all of the Intellectual Property necessary to the conduct of the business of the Acquired Entities as presently conducted (“TBO Intellectual Property”). The Intellectual Property owned by the Acquired Entities (“Owned Intellectual Property”) and the Intellectual Property licensed to the Acquired Entities under the Intellectual Property Licenses comprise all of the Intellectual Property that is used in the business by the Acquired Entities.

(b) Section 4.10(b)(i) of the Disclosure Schedule contains a correct and complete list of all Owned Intellectual Property for which a registration or application has been filed with a Governmental Authority or regulatory authority, including patents, trademarks, service marks, domain names and copyrights, issued by or registered with, or for which any application for issuance or registration thereof has been filed with, any Governmental Authority or regulatory authority. Section 4.10(b)(ii) of the Disclosure Schedule contains a correct and complete list of all trademarks, service marks and other trade designations that are Owned Intellectual Property and not otherwise identified in Section 4.10(b)(i) of the Disclosure Schedule. All required filings and fees related to the Owned Intellectual Property have been timely filed with and paid to the relevant Governmental Authority and authorized registrars, and all Owned Intellectual Property is otherwise valid, enforceable and in good standing. The Acquired Entities have made available to Parent true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property registrations. Section 4.10(b)(iii) of the Disclosure Schedule contains a correct and complete list of all written or oral licenses and arrangements other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software that has not been modified or customized by a third party for the Acquired Entities (A) pursuant to which the use by any Person of Intellectual Property is permitted by any Acquired Entity; or (B) pursuant to which the use by any Acquired Entity of Intellectual Property is permitted by any Person (collectively, the “Intellectual Property Licenses”). The Acquired Entities have made available to Parent true and complete copies of all Intellectual Property Licenses. The Intellectual Property Licenses are valid, binding, and enforceable between the Acquired Entity party thereto and the other parties thereto and are in full force and effect. There is no breach of any Intellectual Property License by any Acquired Entity or, to the Acquired Entities’ Knowledge, by any other party thereto, and no event has occurred, or condition or circumstance exists, which could reasonably be expected to constitute a breach thereof. Each Acquired Entity party thereto and, to the Acquired Entities’ Knowledge, each other party thereto is in compliance with all obligations under each Intellectual Property License. There are no agreements, understandings, instruments, contracts, judgments, orders or decrees to which any Acquired Entity is a party or by which it is bound that involve indemnification by such Acquired Entity with respect to any infringement or misappropriation of Intellectual Property. All software used by each Acquired Entity is licensed from third parties and used pursuant to, and within the scope of, a valid license or other enforceable right (including the appropriate number of seats being used) and is not a “bootleg” or otherwise unauthorized version or copy.

(c) To the Acquired Entities’ Knowledge, the use of the Intellectual Property used in the business and the operation of the business of the Acquired Entities as presently conducted by the Acquired Entities does not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights. No Acquired Entity has received any notice alleging its infringement upon any Intellectual Property rights of third parties or with respect to the ownership, validity, enforceability, license or use of the TBO Intellectual Property. To the Acquired Entities’ Knowledge, no Person has infringed, is infringing, violated, or is violating or has otherwise misappropriated or is otherwise misappropriating any TBO Intellectual Property.

(d) The Acquired Entities have secured from all current and former (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any TBO Intellectual Property (ii) named inventors of patents and patent applications owned or purported to be owned by any Acquired Entity (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in an to such Intellectual Property, and the Acquired Entities have obtained the waiver of all non-assignable rights. The Acquired Entities have made available to Parent true and complete copies of all such agreements. No current or former employee, consultant, contractor, or any other Person has any right, claim, or interest whatsoever to any of the TBO Intellectual Property, and each has waived all rights to all Intellectual Property that might be available under applicable Law. To the Acquired Entities’ Knowledge, no employee, consultant, or contractor of any Acquired Entity has been, is, or will be performing services for the business of the Acquired Entities in breach of any term of any employment, invention disclosure or assignment, confidentiality, or noncompetition agreement or other restrictive covenant as a result of such employee’s employment in, or such consultant’s or contractor’s engagement to provide services with respect to, such business. No Acquired Entity has received any written notice alleging that any such violation has occurred.

(e) To the Acquired Entities’ Knowledge, there are no actions that must be taken within one hundred eighty (180) days after the date of this Agreement, including the payment of any registration, maintenance, or renewal fees or the filing of any documents, applications, or certificates for the purposes of maintaining, perfecting, or preserving or renewing any right in any Owned Intellectual Property. Section 4.10(e) of the Disclosure Schedule lists the status of any proceedings or actions pending or threatened before any Governmental Authority anywhere in the world related to any of the TBO Intellectual Property, including the due date for any outstanding response by any Acquired Entity in such proceedings. No Acquired Entity has taken any action or failed to take any action that could result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, waiver, or unenforceability of any TBO Intellectual Property.

(f) The Acquired Entities have taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Acquired Entities (including trade secrets) or provided by any third party to any Acquired Entity. All current and former employees and contractors of the Acquired Entities and any third party having access to such confidential information have executed and delivered to the Acquired Entity a written legally binding agreement regarding the protection of such confidential information. No Acquired Entity has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs of any TBO Intellectual Property (“TBO Source Code”), other than disclosures to employees, contractors and consultants (i) involved in the development of TBO Intellectual Property and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by any Acquired Entity of any TBO Source Code, other than disclosures to employees and consultants involved in the development of TBO Intellectual Property.

(g) The Merger does not and will not materially or adversely affect any rights of Surviving Company or its Subsidiaries to use any TBO Intellectual Property. Neither the execution or performance of this Agreement nor the consummation of the Merger will result in a release from escrow or other delivery to a third party of any TBO Source Code.

(h) Software used by the Acquired Entities in operation of their business for which the Intellectual Property rights associated therewith are owned by a third party is protected by a written source code escrow agreement that entitles the relevant Acquired Entity to access such source code in the event of certain specified circumstances (including the insolvency of such third party).

(i) Section 4.10(i) of the Disclosure Schedule identifies all open source materials that are used in the conduct of the business of the Acquired Entities, describes the manner in which such open source materials were used (such description shall include whether (and, if so, how) the open source materials were modified and/or distributed by an Acquired Entity) and identifies the licenses under which such open source materials were used. The Acquired Entities are in compliance with the terms and conditions of all licenses for the open source materials. The Acquired Entities have not (i) incorporated open source materials into, or combined open source materials with, the TBO Intellectual Property, (ii) distributed open source materials in conjunction with any TBO Intellectual Property or (iii) used open source materials, in such a way that, with respect to clauses (i), (ii) or (iii), creates, or purports to create, obligations for an Acquired Entity with respect to any Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Owned Intellectual Property (including using any open source materials that require, as a condition of use, modification and/or distribution of such open source materials that other software incorporated into, derived from or distributed with such open source materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(j) All data which has been collected, stored, maintained or otherwise used by the Acquired Entities has been collected, stored, maintained and used in accordance with all applicable Laws, rules, regulations, guidelines, contracts, and industry standards, the Acquired Entities’ own privacy policy, and any other policies of the Acquired Entities concerning data security requirements, privacy policy notice requirements, data security breach requirements, and requirements regarding the use, storage, disclosure, or transfer of personally identifiable information, which includes Protected Health Information, as defined in 45 C.F.R. § 160.103 (collectively, “PII”). No Acquired Entity has received a notice of noncompliance with applicable data protection Laws, rules, regulations, guidelines or industry standards or the Acquired Entities’ privacy policy, nor has there been any investigation by any Governmental Authority related to same. The Acquired Entities have made all registrations that the Acquired Entities are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due within ninety (90) days of the date hereof duly made. At all times during which any of the Acquired Entities has collected, stored, maintained or otherwise used data, the Acquired Entities have adopted and published a privacy policy or statement describing the data collected, and the manner in which it used and disclosed such data, and the Acquired Entities’ practices are, and have always been, in compliance with (i) their then-current privacy policy or statement, including the privacy policy or statement posted on the Acquired Entities’ websites, and (ii) their customers’ and suppliers’ privacy policies, when required to do so by contract. The Acquired Entities have implemented and maintained appropriate and reasonable measures to protect and maintain the confidential nature of any personal information. The Acquired Entities have adequate technological and procedural measures in place to protect personal information collected by the Acquired Entities against loss, theft and unauthorized access or disclosure. There has been no data security breach of any computer systems or networks, or unauthorized use of any PII that is owned, used, stored, received, or controlled by or on behalf of the Acquired Entities. To the Knowledge of TBO, there has been no actual or suspected privacy breach of any PII that is owned, used, stored, received, or controlled by or on behalf of any Acquired Entity. No claims are pending or to the Knowledge of TBO threatened or likely to be asserted against any Acquired Entity by any Person alleging a violation of any applicable Laws or rights relating to privacy, PII, or any other confidentiality rights under any applicable U.S. Laws, policies or procedures. The Acquired Entities have the full power and authority to transfer any and all rights in any individual’s personal information in the Acquired Entities’ possession or control to Parent and its Affiliates. None of the Acquired Entities is subject to any obligation that would prevent any Acquired Entity, Parent, or any of their Affiliates from using the personal information in a manner consistent with any Law or industry standard regarding the collection, retention, use, or disclosure of such information.

4.11 Title to Properties and Assets; Liens.

(a) Each of the Acquired Entities (and not any Affiliate thereof) has good and marketable title to all its assets, or a valid leasehold therein, free and clear of any and all Liens, except for Permitted Liens. The assets currently owned or leased by each of the Acquired Entities are sufficient for the continued conduct of the business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the business as currently conducted.

(b) All tangible personal property owned by any Acquired Entity, and all of the items of tangible personal property used by any Acquired Entity under personal property leases, are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Section 4.11(b) of the Disclosure Schedule lists all of tangible personal property owned by the Acquired Entities.

4.12 Compliance with Laws. Each of the Acquired Entities is, and at all times in the past three years has been, in compliance in all material respects with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or the conduct of its business. No Acquired Entity has received written notice from any Governmental Authority of, and TBO has no Knowledge of, any failure to comply with any Law. There is no investigation by a Governmental Authority pending against or, to TBO’s Knowledge, threatened in writing against any Acquired Entity.

4.13 Litigation. There is no material action, suit, Proceeding or investigation pending or, to any Acquired Entity’s Knowledge, threatened against or affecting any Acquired Entity or its properties or rights before any court or by or before any Governmental Authority. The foregoing includes, without limitation, actions pending or, to any Acquired Entity’s Knowledge, threatened involving the prior employment or engagement of any of employees or contractors of any Acquired Entity or any information or techniques allegedly proprietary to any of such employees’ or contractor’s former employers or clients, or their obligations under any agreements with prior employers or clients. No Acquired Entity is a party or subject to, and none of its respective assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority. There is no action, suit or proceeding initiated by any Acquired Entity currently pending or which any Acquired Entity intends to initiate.

4.14 Governmental Consents. No consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of any Acquired Entity is required in connection with the valid execution and delivery of this Agreement or the consummation of any transaction contemplated hereby, except for (a) filing of the Certificate of Designations with the State of Delaware and (b) filing of the Certificates of Merger with the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware.

4.15 Permits. Each Acquired Entity has all Permits necessary for the conduct of its business. No Acquired Entity is in default in any material respect under any such Permits. Section 4.15 of the Disclosure Schedule contains a complete and accurate list of each Permit that is held by the Acquired Entities or that otherwise relates to the business. Each Permit listed or required to be listed in Section 4.15 of the Disclosure Schedule is valid and in full force and effect. The Permits identified in Section 4.15 of the Disclosure Schedule collectively constitute all of the Permits necessary to enable the Acquired Entities to lawfully conduct and operate their business and to own and use their assets in the manner in which they currently own and use such assets.

4.16 Brokers or Finders. No Acquired Entity has engaged any brokers, finders or agents, and no Acquired Entity has incurred, or will incur, directly or indirectly, as a result of any action taken by such Acquired Entity or any of its affiliates, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement and the transactions contemplated hereby.

4.17 Tax Returns and Payments. Except as set forth in Section 4.17 of the Disclosure Schedule, TBO and each other Acquired Entity has filed or caused to be filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed by it, if any, and all such Tax Returns are true and complete in all material respects, and has paid all Taxes, assessments, fees and charges owed by any Acquired Entity (regardless of whether shown on any such Tax Return). TBO and each other Acquired Entity, as applicable, has properly accrued on the TBO Financial Statements for the payment of all Taxes, assessments, fees and charges payable by it that are not yet due and payable. No Acquired Entity has been advised in writing (a) that any of its Tax Returns have been or are being audited or (b) of any deficiency in assessment or proposed adjustment to its federal, state or other Taxes. No assessment or proposed adjustment of any Acquired Entity’s Taxes is pending. No Acquired Entity is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has been made in writing by a Governmental Authority in a jurisdiction where any Acquired Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens filed on any of the assets of any Acquired Entity that arose in connection with the failure or alleged failure to pay any Tax. Each Acquired Entity has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, director, independent contractor or third party. No Acquired Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No Acquired Entity has entered into a closing agreement pursuant to Section 7121 of the Code or any equivalent provision of state, local or foreign Law. No Acquired Entity has made any payments, or is or will become obligated under any contract entered into on or before the Closing Date to make any payments in connection with the transactions contemplated by this Agreement, or in connection with a combination of the transactions contemplated by this Agreement and any other event, that will be non-deductible under Code Section 280G or subject to the excise Tax under Code Section 4999 or that would give rise to any obligation to indemnify any Person for any excise Tax payable pursuant to Code Section 4999. No Acquired Entity is a party to or bound by any Tax allocation or Tax sharing agreement or, to its Knowledge, has any current or potential obligation to indemnify any other Person with respect to Taxes. Except for consolidated income Tax Liabilities of any wholly-owned corporate Subsidiaries it has owned since their inception, neither TBO nor any Acquired Entity has any Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax Law), or as transferee, successor, by contract or otherwise. References in this Section to TBO include references to any and all Subsidiaries of TBO that may affect its Liability. No Acquired Entity has participated in any reportable transaction as contemplated in Treasury Regulations Section 1.6011-4. No Acquired Entity will be required, as a result of a change in method of accounting for a taxable period ending on or prior to the Closing Date, to include any adjustment under Sections 481(c) or 263A of the Code (or any equivalent provision of state, local, or foreign Law) in taxable income for any taxable period (or portion thereof) beginning after the Closing. No Acquired Entity has entered into any installment sale or other similar arrangement that will require it to recognize taxable income after the Closing with respect to any event or transaction which took place prior to the Closing. No Acquired Entity has been a member of an affiliated group (as defined in Section 1504 of the Code), filed or been included in a combined, consolidated or unitary income Tax Return (in each case other than with respect to a consolidated Tax group of which TBO is the common parent), nor is any a partner, member, owner or beneficiary of any entity treated as a partnership or a trust for Tax purposes. No Acquired Entity has made any payments, nor will any become obligated under any contract entered into on or before the Closing Date to make any payments, that it reasonably believes would not be fully deductible under Section 162(m) of the Code. TBO is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. True, correct and complete copies of all income and sales Tax Returns filed by or with respect to the Acquired Entities for the past six years have been furnished or made available to Parent. TBO and the Acquired Entities have no deferred intercompany transactions within the meaning of Treasury Regulations Section 1.1502-13, and neither TBO nor any Acquired Entity has an excess loss in the stock or equity of any entity as contemplated in Treasury Regulations Section 1.1502-19. To the Knowledge of the Acquired Entities, none of the assets of the Acquired Entities is “tax-exempt use property” within the meaning of Section 168(h) of the Code; and none of the assets of the Acquired Entities is required to be or is being depreciated pursuant to the alternative depreciation system under Section 168(g)(2) of the Code. There is currently no limitation on the utilization of net operating losses, capital losses, built-in losses, tax credits or similar items of any of the Acquired Entities under Sections 269, 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder (and comparable provisions of state, local or foreign Law). No Acquired Entity is subject to Tax in, engaged in business in, nor does any have a permanent establishment in, any foreign jurisdiction. No Acquired Entity has entered into a gain recognition agreement pursuant to Treasury Regulation Section 1.367(a)-8. No Acquired Entity has transferred an intangible asset the transfer of which would be subject to the rules of Section 367(d) of the Code.

4.18 Employees.

(a) Section 4.18 of the Disclosure Schedule contains a list of all persons who are employees, consultants or contractors of the Acquired Entities as of the date hereof, and sets forth for each such individual the following: (i) name, (ii) title or position (including whether full or part time), (iii) hire date, (iv) current annual base compensation rate, (v) commission, bonus or other incentive-based compensation, and (vi) designation as either exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act.

(b) The Acquired Entities are not, nor have they ever been, a party to or bound by any labor or collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing, purporting to represent or, to TBO’s Knowledge, attempting to represent any employee. There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime, arbitrations or other similar labor activity or dispute affecting any of the Acquired Entities or any of their employees. There are no grievances, arbitrations, unfair labor practice charges, or other labor disputes pending or, to TBO’s Knowledge, threatened against any Acquired Entity.

(c) No labor organization or group of employees of any Acquired Entity has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the TBO’s Knowledge, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. There is no organizing activity involving any Acquired Entity pending or, to TBO’s Knowledge, threatened by any labor organization or group of employees of any Acquired Entity.

(d) There are no Proceedings against any Acquired Entity pending or, to TBO’s Knowledge, threatened which would reasonably be expected to be brought or filed, with any public or Governmental Authority based on, arising out of, in connection with, or otherwise relating to the application or recruitment for employment, employment or termination of employment of any individual or group by any Acquired Entity.

(e) Each Acquired Entity is and have been in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the employees of any Acquired Entity, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wage and hours, overtime compensation, child labor, health and safety, workers’ compensation, uniformed services employment, whistleblowers, leaves of absence and unemployment insurance. All individuals characterized and treated by any Acquired Entity as consultants or contractors are properly treated as independent contractors under all applicable Laws. There are no Proceedings pending against any Acquired Entity, or to TBO’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee, consultant or independent contractor, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws. To the Knowledge of the Acquired Entities, there are no internal complaints or reports that have been asserted by any current or former employee, consultant or independent contractor pursuant to the anti-harassment policy of any Acquired Entity that are pending or under investigation.

(f) Each Acquired Entity has complied with the WARN Act and has no plans to undertake any action in the future that would trigger the WARN Act.

(g) Except as set forth in Section 4.18(g) of the Disclosure Schedule, all employees of each Acquired Entity are residing and/or working in the United States (i) free of any restrictions or limitations on their ability to accept employment lawfully in the United States other than non-compete provisions with an Acquired Entity and (ii) in compliance with all applicable Laws relating to immigration and naturalization. No Proceeding has been filed or commenced against any Acquired Entity or, to TBO’s Knowledge, any employees thereof, that (a) alleges any failure to comply with any applicable Laws relating to immigration and naturalization or (b) seeks removal, exclusion or other restrictions on (I) such employee’s ability to reside and/or accept employment lawfully in the United States and/or (II) the continued ability of any Acquired Entity to sponsor employees for immigration benefits and, to TBO’s Knowledge, there is no reasonable basis for any of the foregoing. To TBO’s Knowledge, there is no reasonable basis to believe that any employee of any Acquired Entity will not be able to continue to so reside and/or accept employment lawfully in the United States in accordance with all such Laws. The Acquired Entities maintain adequate internal systems and procedures to provide reasonable assurance that all employee hiring is conducted in compliance with all applicable Laws relating to immigration and naturalization. No audit, investigation or other Proceeding has been commenced against any Acquired Entity at any time with respect to its compliance with applicable Laws relating to immigration and naturalization in connection with its hiring practices.

4.19 Employee Benefit Plans.

(a) Section 4.19 of the Disclosure Schedule sets forth a correct and complete list of all TBO Employee Benefit Plans. No TBO Employee Benefit Plan is subject to Title IV of ERISA, or Section 412 of the Code, is or has been subject to Sections 4063 or 4064 of ERISA, or is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA. Neither TBO nor any ERISA Affiliate has any obligation or Liability, contingent or otherwise, under Title IV of ERISA with respect to any “pension plan” as defined in Section 3(2) of ERISA. Neither TBO nor any of it ERISA Affiliates has ever participated in and has never been required to contribute to any “multiemployer plan,” as defined in Sections 3(37)(A) and 4001(a)(3) of ERISA and Section 414(f) of the Code or any “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. No TBO Employee Benefit Plan provides for, nor does TBO or any of its Subsidiaries have any Liability for post-employment life insurance or health benefit coverage for any person, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and at the expense of such person. The Acquired Entities have no Liability with respect to any plan, arrangement or practice of the type described in this Section 4.19(a) other than the TBO Employee Benefit Plans set forth on Section 4.19 of the Disclosure Schedule.

(b) The TBO Employee Benefit Plans have been maintained in all material respects in accordance with their terms and with all provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable federal and state Laws and regulations.

(c) There are no pending actions, claims or lawsuits that have been asserted or instituted against any TBO Employee Benefit Plan, the Acquired Entities in connection with TBO Employee Benefit Plan, the assets of any of the trusts under any TBO Employee Benefit Plan or the sponsor of any TBO Employee Benefit Plan, or, to the Knowledge of TBO, against any fiduciary or administrator of any TBO Employee Benefit Plan with respect to any TBO Employee Benefit Plan (other than routine benefit claims), nor does TBO have any Knowledge of facts that could reasonably be expected to form the basis for any such claim or lawsuit. No audits, proceedings, claims or demands are pending with any Governmental Authority including without limitation, the Internal Revenue Service and the Department of Labor. No “prohibited transaction” within the meaning of ERISA or the Code or breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred with respect to any TBO Employee Benefit Plan.

(d) True and accurate copies of each TBO Employee Benefit Plan documents, together with (to the extent applicable): (i) all current trust agreements, (ii) the three (3) most recent annual reports on Form 5500 and any auditor’s reports, (iii) the three (3) most recent annual financial statements, (iv) the three (3) most recent annual actuarial reports, (iv) all Internal Revenue Service favorable determination letters, and (v) all current summary plan descriptions and summaries of material modifications for such plans have been furnished to Parent. In the case of any unwritten TBO Employee Benefit Plan, a written description of such plan has been furnished to Parent.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (in each case either alone or in conjunction with any other event) will (i) result in any payment becoming due to any current or former employee, officer, director or consultant of any Acquired Entity, (ii) increase any benefits otherwise payable under any TBO Employee Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any rights with respect to any such benefits under any TBO Employee Benefit Plan, (iv) require any contributions or payments to fund, or any security to secure, any obligations under any TBO Employee Benefit Plan, or (v) cause the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, officer, director or consultant of or to the Acquired Entities. Any amount that could be received or has been received (whether in cash or property or the vesting of property) by any employee, officer, director, stockholder or other service provider of the Acquired Entities under any TBO Employee Benefit Plan or otherwise, will not (i) fail to be deductible by reason of Section 280G of the Code or (ii) be subject to an excise Tax under Section 4999 of the Code. No Acquired Entity has any indemnity obligation for any Taxes, interest or penalties imposed under Section 4999 of the Code. No TBO Employee Benefit Plan has any unfunded Liabilities which are not reflected on the TBO Financial Statements.

(f) With respect to each TBO Employee Benefit Plan intended to qualify under Code Section 401(a) or 403(a), (i) the Internal Revenue Service has issued a favorable determination letter, which has not been revoked, that any such plan is tax-qualified and each trust created thereunder has been determined by the Internal Revenue Service to be exempt from federal income Tax under Code Section 501(a); (ii) nothing has occurred or will occur through the Closing which would cause the loss of such qualification or exemption or the imposition of any penalty or Tax Liability; (iii) no reportable event (within the meaning of Section 4043 of ERISA) has occurred; (iv) there has been no termination or partial termination of such plan within the meaning of Code Section 411(d)(3); and (v) the present value of all Liabilities under any such plan will not exceed the current fair market value of the assets of such plan (determined using the actuarial assumption used for the most recent actuarial valuation for such plan).

(g) Each agreement, contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which any Acquired Entity is a party (collectively, a “Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. No Acquired Entity has any actual or potential obligation to reimburse or otherwise ‘‘gross-up’’ any person for the interest or additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(h) There are no leased employees or independent contractors within the meaning of Section 414(n) of the Code who perform services for any Acquired Entity.

4.20 Obligations to Related Parties. Except as set forth in Section 4.20 of the Disclosure Schedule, there are no loans, leases, agreements, understandings, commitments or other continuing transactions between any Acquired Entity and (a) any employee, officer or director of an Acquired Entity or any member of such Person’s immediate family, (b) shareholder of an Acquired Entity or member of his or her immediate family, or (c) any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any of the foregoing persons. To the Acquired Entities’ Knowledge, none of such persons has any direct or indirect ownership interest in any firm or corporation with which any Acquired Entity is affiliated or with which any Acquired Entity has a business relationship, or any firm or corporation that competes with any Acquired Entity, except in connection with the ownership of equity interests of publicly-traded companies (but not exceeding 2% of the outstanding equity interests of any such company). No employee, officer, or director or, to the Acquired Entities’ Knowledge, any shareholder of any Acquired Entity (other than any preferred shareholder) or member of any of the foregoing persons’ immediate families, or any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any of the foregoing persons, has, directly or indirectly, any financial interest in any material contract with any Acquired Entity (other than such contracts as relate to any such person’s ownership of capital stock or other securities of TBO or employment by TBO).

4.21 Insurance. Each Acquired Entity has in full force and effect general commercial, data security, product liability, fire and casualty insurance policies and insurance against other hazards, risks and Liabilities to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated and sufficient in amount to allow it to replace any of its material properties or assets that might be damaged or destroyed or sufficient to cover insurable Liabilities to which such Acquired Entity may reasonably become subject.

4.22 Environmental Laws. To the Acquired Entities’ Knowledge, each Acquired Entity is in compliance in all material respects with all applicable environmental Laws, rules and regulations. There is no environmental litigation or other environmental Proceeding pending or, to the Acquired Entities’ Knowledge, threatened, by any Governmental Authority or others with respect to the business of the Acquired Entities. To the Acquired Entities’ Knowledge, no state of facts exists as to environmental matters or Hazardous Substances that involves the reasonable likelihood of a material capital expenditure by any Acquired Entity or that may otherwise have a Material Adverse Effect on any Acquired Entity. To the Acquired Entities’ Knowledge, no Hazardous Substances have been used, treated, stored or disposed of, or otherwise deposited, in or on the properties owned or leased by any Acquired Entity in violation of any applicable environmental Laws.

4.23 Real Property.

(a) None of the Acquired Entities owns or has owned any real property or interest in real property.

(b) Section 4.23(b) of the Disclosure Schedule sets forth the address of each parcel of real property and interests in real property leased by any Acquired Entity as lessee, and a true, correct and complete list of all leases related to real property currently leased by any Acquired Entity (individually, a “Real Property Lease” and the real properties specified in such leases being referred to herein collectively as the “Leased Properties”). The applicable Acquired Entity has a valid, binding and enforceable leasehold interest under each of the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at Law or in equity). No Acquired Entity has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default under any of the Real Property Leases, and each Acquired Entity, and, to TBO’s Knowledge, each other party thereto, is in compliance with all obligations of such party thereunder. No Acquired Entity has subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Properties or any portion thereof. No Acquired Entity’s possession and quiet enjoyment of Leased Property under each Real Property Lease has been disturbed and there are no disputes with respect to any Real Property Lease. No security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach of or default under any such Real Property Lease that has not been redeposited in full. No Acquired Entity owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to any Real Property Lease. No Acquired Entity has collaterally assigned or granted any other Lien in any Real Property Lease or any interest therein (other than Permitted Liens). There are no Liens on the estate or interest created by any Real Property Lease (other than Permitted Liens). TBO has delivered to Parent true, correct and complete copies of the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(c) To the Acquired Entities’ Knowledge, the Leased Properties are in compliance with all applicable building, zoning, subdivision, health and safety and other land use Laws, including the Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Leased Properties (collectively, the “Real Property Laws”), and the current use or occupancy of the Leased Properties or operation of the Acquired Entities’ business thereon does not violate any Real Property Laws. No Acquired Entity has received any notice of violation of any Real Property Law. There is no pending or, to the Knowledge of TBO, threatened zoning application or proceeding or condemnation, eminent domain or taking proceeding with respect to the Leased Properties.

4.24 Absence of Certain Business Practices. Except as set forth in Section 4.24 of the Disclosure Schedule, no Acquired Entity has, and no shareholder, no Affiliate or agent of the Acquired Entities or any shareholder, and no other Person acting on behalf of or associated with any shareholder or any Acquired Entity, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier or employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier or employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Acquired Entities (or assist any Acquired Entity in connection with any actual or proposed transaction), in each case which (i) may subject any Acquired Entity to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on the assets, business, or operations of any Acquired Entity, or (iii) if not continued in the future, may adversely affect the assets, business, or operations of the Surviving Company or any of its Subsidiaries.

4.25 Business Continuity. None of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by the Acquired Entities in the conduct of their business (collectively, the “Systems”) have experienced bugs, failures, breakdowns, or continued substandard performance since October 2, 2014 and, to the Acquired Entities’ Knowledge, in the preceding twelve (12) months, that has caused any substantial disruption or interruption in or to the use of any such Systems by the Acquired Entities. The Acquired Entities and their Affiliates are covered by business interruption insurance in scope and amount customary and reasonable to ensure the ongoing business operations of the business of the Acquired Entities.

ARTICLE V
REPRESENTATIONS, WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in the SEC Reports or on the Disclosure Schedule delivered to TBO in connection with this Agreement, each of Parent and Merger Sub represents and warrants to TBO as follows:

5.1 Organization and Standing. Parent is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands as of the date hereof. Effective upon the Domestication, Parent shall be a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has the requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as currently conducted. Parent is presently qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect with respect to Parent. True and accurate copies of Parent’s Memorandum & Articles of Association (the “Parent Memorandum”), Merger Sub’s certificate of formation (the “Merger Sub Charter”), Merger Sub’s operating agreement (the “Merger Sub Operating Agreement”), each as in effect as of the date hereof, have been delivered to TBO.

5.2 Corporate Power. Subject to obtaining the Shareholder Approval, each of Parent and Merger Sub has all requisite legal and corporate and other power and authority to execute and deliver this Agreement and to carry out and perform its other obligations hereunder.

5.3 Authorization and Enforceability. All action on the part of each of Parent and Merger Sub, their respective directors, as applicable, necessary for the (i) authorization, execution and delivery of this Agreement and (ii) performance of all obligations of Parent and Merger Sub hereunder has been taken or will be taken prior to or upon the Effective Time, as applicable; provided, however, that Parent and Merger Sub may not consummate the Domestication or the Merger unless and until Parent receives the Shareholder Approval. This Agreement has been duly executed by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes and will constitute a valid and legally binding obligation of each of Parent and Merger Sub, except (i) as limited by Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) as limited by rules of Law governing specific performance, injunctive relief or other equitable remedies and by general principles of equity.

5.4 Subsidiaries. Section 5.4 of the Disclosure Schedule sets forth the name, jurisdiction of organization, the authorized, issued and outstanding equity interests of each Subsidiary of Parent (other than Merger Sub) and the jurisdictions in which each such Subsidiary is qualified to do business. Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than as set forth on Section 5.4 of the Disclosure Schedule. All the outstanding equity interests of each Subsidiary of Parent is owned directly or indirectly by Parent free and clear of all Liens or third party rights and of any restrictions on transfer, except for transfer restrictions of applicable Laws, and is duly authorized, validly issued in compliance with applicable Laws. Each Subsidiary of Parent (i) is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (ii) has the requisite power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified to do business and is in good standing in every jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole. No Subsidiary of Parent is in material violation of any of the provisions of its certificate or articles of organization, bylaws, operating agreement and/or comparable charter documents.

5.5 Authorized Securities. The shares of Parent Common Stock and Parent Preferred Stock issuable pursuant to Article III of this Agreement, and the shares of Parent Common Stock issuable upon conversion of any Parent Preferred Stock, shall be duly authorized and, when issued in accordance with this Agreement and the Certificate of Designations (if applicable), will be duly and validly issued, fully paid and non-assessable, and shall not be subject to preemptive or similar rights of shareholders.

5.6 Noncontravention. The execution and delivery of this Agreement by Parent and Merger Sub, and subject to obtaining the Shareholder Approval, Parent’s and Merger Sub’s performance of and compliance with the terms hereof, or the consummation of the Merger and the other transactions contemplated hereby, will not (a) result in any violation, breach or default, be in conflict with or constitute, with or without the passage of time or giving of notice, a default under the Parent Memorandum or the New Parent Charter (if and when each is applicable), the Merger Sub Charter, the New Parent Bylaws (if and when applicable), or the Merger Sub Operating Agreement, (b) result in any material violation, breach or default, be materially in conflict with or constitute, with or without the passage of time or giving of notice, a material default under any Parent Material Agreement or any Law, (c) require any consent or waiver under any Parent Material Agreement or any Law (other than any consents or waivers that have been obtained and the Shareholder Approval), (d) result in the creation of any Lien upon any of the properties or assets of Parent, (e) trigger any right of cancellation, termination or acceleration under any Parent Material Agreement, (f) create any right of payment in any Person (except as contemplated herein), or (g) result in a Material Adverse Effect on Parent or Merger Sub.

5.7 Capitalization.

(a) The authorized capital stock of Parent on the date hereof consists of 1,000,000,000 ordinary shares, par value $0.0001 (the “Parent Ordinary Shares”), of which 36,405,997 ordinary shares are issued and outstanding as of December 10, 2014, and 10,000,000 preferred shares, par value $0.0001, of which none are issued and outstanding. The Parent Ordinary Shares have the rights, preferences, privileges and restrictions set forth in the Parent Memorandum and under the Laws of the Cayman Islands. Effective upon the Domestication, (i) the Parent Common Stock shall have the rights, preferences, privileges and restrictions set forth in the New Parent Charter and under the Laws of the State of Delaware and (ii) the Parent Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the Certificate of Designations and under the Laws of the State of Delaware. All issued and outstanding capital shares of Parent have been duly authorized and validly issued in compliance with applicable Laws, and are fully paid and nonassessable and free of any restrictions on transfer, except for transfer restrictions contained in the Parent Memorandum (or after the Domestication, the Parent Charter and Bylaws) or under federal and state securities Laws. The Parent Ordinary Shares constitute the only class of equity securities of Parent registered under the Exchange Act.

(b) Except as set forth in Section 5.7(b) of the Disclosure Schedule, there are no options, warrants, preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution or other rights to purchase or acquire from Parent any of Parent’s authorized and unissued capital shares. Except as set forth in Section 5.7(b) of the Disclosure Schedule, there are (i) no rights to have Parent’s capital shares registered for sale to the public in connection with the Laws of any jurisdiction, (ii) to the Parent’s Knowledge, no agreements relating to the voting of Parent’s voting securities and (iii) no restrictions on the transfer of Parent’s capital shares or other equity securities, other than those contained in the Parent Memorandum or under applicable securities Laws. All outstanding shares were issued pursuant to a valid registration statement filed with the SEC or an exemption from registration under the Securities Act and have been issued in material compliance with applicable state securities Laws.

5.8 SEC Reports; Financial Statements. Parent qualifies as a foreign private issuer (“FPI”) as such term is defined under the Exchange Act and the rules and regulations promulgated thereunder and as such, has duly filed all required registration statements, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC under the Exchange Act, including pursuant to Sections 13(a) or 15(d) thereof, for the past two (2) years (the foregoing materials (together with any materials filed by Parent under the Exchange Act, whether or not required) being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the dates, and for the periods, indicated therein, subject, in the case of unaudited statements, to normal, year-end audit adjustments. Parent has heretofore made available or promptly will make available to TBO a complete and correct copy of any amendments or modifications which are required to be filed with the SEC but have not yet been filed with the SEC, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Exchange Act.

5.9 Absence of Changes. Since December 31, 2013, except as disclosed in the SEC Reports filed as of the date hereof, or in Section 5.9 of the Disclosure Schedule or incident to the transactions contemplated hereby or in connection with the Domestication and/or Merger, (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that would reasonably be expected to result in a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, (ii) Parent and its Subsidiaries have not incurred any Liabilities which exceed, in the aggregate, $1,000,000, (iii) Parent has not altered its method of accounting or the identity of its auditors, (iv) Parent has not declared or made any dividend or distribution of cash or other property to its shareholders, in their capacities as such, or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) Parent has not issued any equity securities or securities convertible into or exchangeable for any equity securities. Parent has not taken any steps to seek protection pursuant to any bankruptcy Law nor does Parent have any Knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual Knowledge of any fact that would reasonably lead a creditor to do so. Parent is not Insolvent as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent.

5.10 Sarbanes-Oxley Act. Parent and, to Parent’s Knowledge, each of its officers and directors are in compliance with, and have complied, in each case in all material respects, with the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated under or pursuant to the Exchange Act, in each case applicable to a FPI. Each SEC Report containing financial statements that has been filed with or submitted to the SEC by Parent was accompanied by the certifications required to be filed or submitted by the Parent’s chief executive officer and/or chief financial officer, as required, pursuant to the Exchange Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied in all material respects with the Exchange Act. Neither Parent nor, to Parent’s Knowledge, any of its executive officers has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications.

5.11 Internal Controls. Except as disclosed in the SEC Reports filed as of the date hereof or in Section 5.11 of the Disclosure Schedules, neither Parent (including, to Parent’s Knowledge, any employee thereof) nor the Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal controls utilized by Parent (other than a significant deficiency or material weakness that has been disclosed to the Parent Board, and, in the case of a material weakness, that has been disclosed as required in the SEC Reports), (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a significant role in the preparation of financial statements or the internal controls utilized by Parent or (C) any claim or allegation regarding any of the foregoing (other than claims or allegations that have been duly investigated and found not to involve any of the foregoing).

5.12 Material Contracts.

(a) Section 5.12(a) of the Disclosure Schedule or the Parent SEC Reports set forth all of the Contracts to which Parent and any of its Subsidiaries are a party or by which their or any of their assets are bound of the types described below and categorized accordingly (each, a “Parent Material Agreement”):

(i) Contracts relating to the employment or engagement of any Person, or any bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, retirement, retention, severance, or change of control arrangement;

(ii) Contracts relating to capital expenditures;

(iii) Contracts creating or otherwise related to any joint venture or partnership;

(iv) Contracts relating to any Indebtedness of Parent or any of its Subsidiaries, including credit facilities, promissory notes, security agreements, and other credit support arrangements, and Contracts under which Parent or any of its Subsidiaries have imposed or incurred a Lien on any of their assets;

(v) Contracts relating to any guarantee or other contingent Liability in respect of any Indebtedness or obligation of any Person (other than the endorsement of negotiable instruments for collection in the ordinary and usual course of business consistent with past custom and practice);

(vi) Contracts with any Governmental Authority; and

(vii) all other Contracts which are reasonably likely to involve the receipt or payment of an amount in excess of $100,000 in any 12-month period and which cannot be cancelled by Parent or any of its Subsidiaries without penalty and without more than thirty (30) days’ notice.

(b) Parent or its Subsidiary, whichever is applicable, and, to their Knowledge, each other party thereto, has in all material respects performed all the obligations required to be performed by them to date (or such non-performing party has received a valid, enforceable and irrevocable written waiver with respect to its non performance), and have received no written notice of default and are not in default (with due notice or lapse of time or both), under any Parent Material Agreement which would permit termination, modification, acceleration or material payment under any Parent Material Agreement. Parent and its Subsidiaries have no Knowledge of any breach or anticipated breach by the other party to any Parent Material Agreement. Except as set forth in Section 5.12 of the Disclosure Schedule, all of the Contracts disclosed in Section 5.12 of the Disclosure Schedule shall, following the Closing, remain enforceable and, to the Knowledge of Parent, binding on the other parties thereto, without the Consent of any Person. Each of the Contracts disclosed in Section 5.12(a) of the Disclosure Schedule is in full force and effect, is valid and enforceable in accordance with its terms and, to the Knowledge of Parent, is not subject to any claims, charges, setoffs or defenses. There are no disputes pending or threatened in writing under any such Contract. Parent or its Subsidiary, and to the Knowledge of Parent, each other party thereto is in compliance with all of its obligations under each such Contract.

5.13 Title to Properties and Assets; Liens. Each of Parent and its Subsidiaries has good and marketable title to its respective properties and assets, or a valid leasehold interest therein, in each case subject to no Lien, other than Permitted Liens. All tangible personal property owned by Parent and its Subsidiaries, and all of the items of tangible personal property used by Parent and its Subsidiaries under personal property leases, are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Neither Parent nor any of its Subsidiaries currently owns, nor has it ever owned, any real property.

5.14 Compliance with Laws. Each of the Parent Entities is, and at all times in the past three years has been, in compliance in all material respects with all Laws applicable to it or the operation, use, occupancy or ownership of its assets or properties or the conduct of its business. Neither Parent nor any of its Subsidiaries has received written notice from any Governmental Authority of, and Parent has no Knowledge of, any failure to comply with any Law. There is no material investigation by a Governmental Authority pending against or, to Parent’s Knowledge, threatened in writing against any Parent or any of its Subsidiaries.

5.15 Litigation. There is no material action, suit, Proceeding or investigation pending or, to Parent’s Knowledge, threatened against or affecting Parent, one of its Subsidiaries or any of their respective properties or rights before any court or by or before any Governmental Authority. Neither Parent nor any Subsidiary thereof is party or subject to, and none of their respective assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority. There is no action, suit or proceeding initiated by Parent or any Subsidiary thereof currently pending or which Parent or such Subsidiary intends to initiate.

5.16 Governmental Consents. No consent, approval or authorization of or registration, qualification, designation, declaration or filing with any Governmental Authority on the part of Parent or Merger Sub is required in connection with the valid execution and delivery of this Agreement or the consummation of any transaction contemplated hereby, except for (a) the filing of the Certificate of Domestication with the State of Delaware, (b) filings required for the Cayman De-Registration under the Laws of the Cayman Islands, (c) filing of the Certificate of Designations with the State of Delaware and (d) filing of the Certificates of Merger with the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, and except for the qualification or registration (or taking such action as may be necessary to secure an exemption from qualification or registration, if available) of the offer, issuance and sale of the shares of Parent Common Stock and Parent Preferred Stock under applicable federal and state securities Laws.

5.17 Permits. Each of Parent and its Subsidiaries has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it. Neither Parent nor any such Subsidiary is in default in any material respect under any of such franchises, permits, licenses, or other similar authority.

5.18 Brokers or Finders. Parent has not engaged any brokers, finders or agents, and Parent has not incurred, and will not incur, directly or indirectly, as a result of any action taken by Parent or any of its Affiliates, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement and the transactions contemplated hereby.

5.19 Operations of Merger Sub. Merger Sub is a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

5.20 Obligations to Related Parties. Except as set forth in Section 5.20 of the Disclosure Schedule, there are no material loans, leases, agreements, understandings, commitments or other continuing transactions between Parent or one of its Subsidiaries on the one hand and any employee, officer, director or Affiliate of Parent or one of its Subsidiaries or any member of such Person’s immediate family on the other, except for employment arrangements.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1 Publicity. No party shall issue any press release or public announcement pertaining to the Merger that has not been agreed upon in advance by Parent and TBO, except as Parent reasonably determines to be necessary in order to comply with the rules of the SEC, the Eligible Market or other applicable Law.

6.2 Tax-Free Exchange and Other Tax Matters.

(a) Each of Parent and TBO shall use its respective commercially reasonable efforts to cause the Merger to qualify as a reorganization described in Section 368(a) of the Code and will not take any actions that would reasonably be expected to cause the Merger to not so qualify. No action that was contemplated by this Agreement or other agreements contemplated hereby shall be considered a breach of this Section 6.2. For purposes of the foregoing, this Agreement shall constitute a plan of reorganization.

(b) The term “Straddle Period” means a taxable period which begins before the Closing Date and ends after the Closing Date. For purposes of this Agreement, including Sections 4.17 and 9.2(b)(iii), in order to determine the amount of Taxes attributable or allocable to the portion of a Straddle Period ending at the Closing Date (a “Pre-Closing Period”) and Taxes attributable to the portion of a Straddle Period beginning after the Closing Date (a “Post-Closing Period”), the rules set forth in this section shall apply.

(c) In the case of a Straddle Period, the parties hereto will, to the extent permitted by applicable Law, elect with the relevant governmental authority to treat the Pre-Closing Period and the Post-Closing Period as separate short taxable periods, and Taxes arising in each such period shall be separately computed. Except as provided in clause (d) below, in any case where applicable Laws do not permit such an election to be made, then, for purposes of this Agreement, Taxes for the Straddle Period shall be allocated between the Pre-Closing Period and the Post-Closing Period using an interim-closing-of-the-books method assuming that the Pre-Closing Period is a taxable period ending at the Closing Date, and that the Post-Closing Period is a taxable period beginning after the Closing Date, and Taxes arising in each such period shall be separately computed.

(d) In the case of any Tax arising in a Straddle Period which is a real property, personal property, ad valorem or other Tax not determined by reference to income, revenues or other levels of activity, (i) the amount of such Tax attributable to the Pre-Closing Period shall be the amount of that Tax for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in the entire taxable period, and (ii) the amount of such Tax attributable to the Post-Closing Period shall be the amount of that Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Post-Closing Period and the denominator of which is the number of days in the entire taxable period.

(e) All Tax Returns of TBO and the Acquired Entities which have not been filed as of the Closing Date shall be prepared and filed after the Closing Date by the entity primarily responsible for the filing of said Tax Returns.

6.3 Notices from or to Governmental Authorities. Subject to applicable Laws relating to the exchange of information, each party will promptly furnish to the other parties copies of written communications (and memoranda setting forth the substance of all oral communications) received by such party, or any of their respective Subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from, or delivered by any of the foregoing to, any Governmental Authority relating to or in respect of the transactions contemplated under this Agreement.

6.4 Parent Directors and Officers.

(a) Parent shall use commercially reasonable efforts (a) to cause the number of directors constituting the board of directors of Parent (the “Parent Board”) immediately upon the Effective Time to be increased to seven (7) directors and (b) to cause the election of the Director Nominees (as hereafter defined) as members of the Parent Board by the existing members of the Parent Board effective upon the Effective Time to fill the vacancies created by such increase. Each Director Nominee shall serve as a director for a term expiring at Parent’s next annual meeting of shareholders following the Closing Date and until his or her successor is elected and qualified. “Director Nominees” means Derek Dubner and Daniel MacLachlan. Notwithstanding anything to the contrary set forth herein, at least four (4) of the seven (7) directors of Parent must qualify as independent directors as required by applicable Law.

(b) Parent shall use commercially reasonable efforts to cause Derek Dubner to be appointed President, Data Fusion Division/Co-Chief Executive Officer of Parent effective upon the Effective Time. Furthermore, Parent shall cause Derek Dubner to be elected a manager of Surviving Company.

6.5 Access to Parent and Merger Sub. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, (a) Parent shall afford to TBO and its officers, directors, agents and counsel access to all properties, books, records, contracts and documents of Parent and Merger Sub at times and upon conditions reasonably convenient to Parent, and an opportunity to make such investigations as they shall reasonably desire to make of Parent and Merger Sub, and (b) Parent shall make the officers, directors, employees, auditors and counsel of Parent and Merger Sub available for consultation as reasonably requested by TBO for verification of any information so obtained.

6.6 Access to Acquired Entities. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, (a) TBO shall afford to Parent and Merger Sub and their respective officers, directors, agents and counsel access to all properties, books, records, contracts and documents of the Acquired Entities at times and upon conditions reasonably convenient to the Acquired Entities, and an opportunity to make such investigations as they shall reasonably desire to make of the Acquired Entities, and (b) TBO shall make the officers, directors, employees, auditors and counsel of the Acquired Entities available for consultation as reasonably requested by Parent or Merger Sub for verification of any information so obtained.

6.7 Confidentiality. Each of Parent and TBO acknowledge and agree that any information received pursuant to Section 6.5 or 6.6 or otherwise in connection with this Agreement shall be subject to the Mutual Non-disclosure and Confidentiality Agreement, by and between Parent and TBO, dated October 3, 2014.

6.8 Covenants Relating To Conduct Of Business. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, TBO shall:

(a) conduct its and its Subsidiaries’ businesses only in the ordinary course and consistent with prudent and prior business practice, except for transactions permitted hereunder, or with the prior written consent of the other parties, which consent will not be unreasonably withheld; and

(b) confer on a reasonable basis with each other regarding operational matters and other matters related to the Merger.

6.9 Prohibited Actions Pending Closing. Except as provided in this Agreement or as disclosed in Section 6.9 or any other section of the Disclosure Schedule or to the extent Parent shall consent in writing (such consents to be provided by their respective presidents or chief executive officers), during the period from the date of this Agreement to the Effective Time or until the earlier termination hereof, no Acquired Entity shall:

(a) create any Lien on any of its properties or assets (whether tangible or intangible), other than Permitted Liens.

(b) sell, assign, transfer, lease or otherwise dispose of or agree to sell, assign, transfer, lease or otherwise dispose of any its assets or cancel any Indebtedness owed to it.

(c) change any method of accounting or accounting practice used by it, other than such changes required by GAAP.

(d) except as otherwise contemplated by this Agreement, issue or sell any shares of the capital stock of, or other equity interests in it, or securities convertible into or exchangeable for such shares or equity interests, or issue, grant or amend any options, warrants, calls, subscription rights or other rights of any kind to acquire additional shares of such capital stock, such other equity interests or such securities.

(e) except as otherwise contemplated by this Agreement, amend or otherwise change their respective articles of incorporation or organization, bylaws, operating agreements, or other governing documents.

(f) (i) declare or pay any dividends or distributions on or in respect of any of the capital stock or other securities of any Acquired Entity, (ii) redeem, purchase or acquire any capital stock or other securities of any Acquired Entity, (iii) make any other payment to or on behalf of any shareholder or other equity holder of any Acquired Entity or any Affiliate thereof, or (iv) declare or effectuate a stock dividend, stock split or similar event.

(g) issue any note, bond, or other debt security or create, incur, assume, or guarantee any Indebtedness for borrowed money or capitalized lease obligation.

(h) make any capital investment in, or make any loan to, any other Person.

(i) make any payments out of the ordinary course of business to any of its officers, directors, employees or shareholders.

(j) pay, discharge, satisfy or settle any Liability (absolute, accrued, asserted or unasserted, contingent or otherwise) except in the ordinary course of business.

(k) sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any Intellectual Property.

(l) agree in writing or otherwise take any action that would, or would reasonably be expected to, prevent, impair or materially delay the ability of Parent or any Acquired Entity, as the case may be, to consummate the transactions contemplated by this Agreement.

(m) make any material Tax elections, change any method of Tax accounting, amend any material Tax Return, or settle any Tax controversy or claim.

(n) enter into or amend any agreement or arrangement with any Affiliate.

(o) amend or waive any material right under any material agreement or enter into any new material agreement outside the ordinary course of business.

(p) make or commit to make any capital expenditures or capital additions or improvements outside the ordinary course of business consistent with past practices.

(q) enter into any prepaid services transactions with any of its customers or otherwise accelerate revenue recognition or the sales of its services for periods prior to the Closing.

(r) adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law or other agreement with respect to the sale of its assets, securities or business.

(s) agree to take any of the actions specified in this Section 6.9.

6.10 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to satisfy the conditions to Closing to be satisfied by it and to consummate and make effective the transactions contemplated by this Agreement and make effective, in the most expeditious manner practicable, including, without limitation, using commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement, and using commercially reasonable efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, each party to this Agreement shall use commercially reasonable efforts to take all such necessary action.

6.11 Notices and Consents. TBO will give any notices to third parties, and will use its commercially reasonable efforts to obtain any third party consents identified on Schedule 6.11. TBO shall submit this Agreement, the Merger and the other transactions contemplated hereby for approval by the TBO Shareholders in accordance with the requirements of the FBCA and the TBO Charter as soon as practicable after the execution hereof.

6.12 Notice of Developments. Each party will give prompt written notice to the others of (a) any adverse development causing a breach of any of its own representations and warranties contained herein, (b) the occurrence of any event that, to its Knowledge, will result, or is likely to result, in the failure of a condition to any other party’s obligation to close set forth in Article VII, or (c) any fact, condition or change that such party reasonably believes, individually or in the aggregate, has resulted or is reasonably likely to result in a Material Adverse Effect. No disclosure by any party pursuant to this Section 6.12, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

6.13 Exclusivity. Unless and until this Agreement is terminated in accordance with Article VIII hereof, TBO will not (and will not cause or permit any other Acquired Entity to) (a) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to an Acquisition Transaction or (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent or its Affiliates) relating to or in connection with a possible Acquisition Transaction. TBO shall notify Parent immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any Acquisition Transaction, including the identity of the Person making or submitting such inquiry, proposal or offer, and the terms thereof (including a copy of any written inquiry, proposal or offer), that is received by any Acquired Entity, any TBO Shareholder or any representative of any of them. TBO agrees that the rights and remedies for noncompliance with this Section 6.13 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

6.14 Shareholders’ Meeting; Parent Domestication.

(a) Parent shall cause a meeting of its shareholders (the “Shareholders’ Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on (i) the approval and adoption of this Agreement, (ii) the approval of the Domestication, (iii) the approval of the Merger and (iv) the approval of the issuance of shares in connection with the transactions contemplated hereby as necessary under the rules and regulations of the Eligible Market. Subject to its fiduciary duties, the Parent Board shall recommend to its shareholders that they vote in favor of such approvals and adoption. In connection with the Shareholders’ Meeting, Parent (a) will use commercially reasonable efforts to file with the SEC as promptly as practicable a preliminary proxy statement, which shall serve as a proxy statement pursuant to Section 14(a), Regulation 14A and Schedule 14A under the Exchange Act, and all other proxy materials for the Shareholders’ Meeting (the “Proxy Statement”), (b) as promptly as practicable following receipt of approval from the SEC, will mail to its shareholders the Proxy Statement and other proxy materials, (c) will use commercially reasonable efforts to obtain the necessary approvals by its shareholders under the Parent Memorandum and applicable Law of (i) the approval and adoption of this Agreement, (ii) the approval of the Domestication, (iii) the approval of the Merger and (iv) the approval of the issuance of shares in connection with the transactions contemplated hereby as necessary under the rules and regulations of the Eligible Market (the “Shareholder Approval”), and (d) will otherwise comply with all Laws applicable to the Shareholders’ Meeting.

(b) Parent will timely provide to TBO all correspondence received from and to be sent to the SEC and will not file any amendment to the Proxy Statement with the SEC without providing TBO the opportunity to review and comment on any proposed responses to the SEC. Parent and TBO will cooperate with each other in finalizing each proposed response; provided that Parent shall control the final form and substance of any such response.

(c) TBO shall use commercially reasonable efforts to provide promptly to Parent such information concerning its and the other Acquired Entities’ business affairs and financial statements as is required under applicable Law for inclusion in the Proxy Statement (including the Audited Financial Statements and any other required unaudited financial statements), shall direct that its counsel cooperate with Parent’s counsel in the preparation of the Proxy Statement and shall request the cooperation of its auditors in the preparation of the Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Acquired Entities for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC or at the time it is mailed to Parent’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If any information provided by the Acquired Entities is discovered or any event occurs with respect to any of the Acquired Entities, or any change occurs with respect to the other information provided by the Acquired Entities included in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Acquired Entities shall notify Parent promptly of such event.

(d) Promptly following the receipt of the Shareholder Approval, if obtained, but prior to the Effective Time, Parent shall file (i) with the Registrar of Companies of the Cayman Islands a declaration or affidavit as contemplated by s.206(2) of the Companies Law (as amended) of the Cayman Islands and take such other steps as are required under the Laws of the Cayman Islands with respect to the registration of the Parent by continuation in the State of Delaware and to procure the de-registration of the Parent as an exempted company in the Cayman Islands (such filings and actions collectively, the “Cayman De-Registration”) and (ii) with the Secretary of State of the State of Delaware a Certificate of Corporate Domestication in substantially the form of Exhibit B (“Certificate of Domestication”) and a Certificate of Incorporation in substantially the form of Exhibit C (the “New Parent Charter”), and shall use commercially reasonable efforts to cause the Parent Board to adopt Bylaws in substantially the form of Exhibit D (the “New Parent Bylaws”).

6.15 Transaction Filings. As promptly as practicable (but in no event, with respect to filing, later than the date required under applicable Law), Parent will prepare and file any filings required to be filed by it under the Exchange Act, the Securities Act or any other federal or blue sky or related Laws relating to the execution of this Agreement, the completion of the Domestication and the consummation of the Merger, as well as under regulations of or as required by the Eligible Market and such Governmental Authorities as may require the filing of such other filings (collectively, the “Transaction Filings”). TBO will work together with Parent as promptly as practicable to prepare the Transaction Filings and provide Parent whatever information is necessary to accurately complete such filings in a timely manner.

6.16 Listing Application. Parent shall use its commercially reasonable efforts, to the extent allowed under the rules of the Eligible Market, to take all actions and prepare all filings and other documents necessary to be filed with the Eligible Market in connection with the listing application for the inclusion of the Parent Common Stock, including the shares of Parent Common Stock issuable upon conversion of the Parent Preferred Stock issued hereunder, on the Eligible Market, conduct ongoing negotiations with the Eligible Market with respect to such listing and perform all acts reasonably requested by the Eligible Market.

6.17 Lockup Agreements. Prior to the Effective Time, TBO shall cause each Person identified on Schedule 6.18 to deliver to Parent an executed lockup letter agreement substantially in the form of Exhibit E hereto (the “Lockup Agreements”).

6.18 Parachute Payment Waivers.

(a) TBO shall have obtained, prior to seeking the requisite TBO Shareholder approval pursuant to Section 6.11, a waiver of the right to receive payments that could constitute “parachute payments” under Section 280G of the Code and regulations promulgated thereunder (a “Parachute Payment Waiver”), in a form reasonably acceptable to Parent, from each Person whom TBO and/or Parent reasonably believes is, with respect to TBO, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to seeking the requisite TBO Shareholder approval pursuant to Section 6.11, and whom TBO and/or Parent believes might otherwise receive, have received, or have the right or entitlement to receive any parachute payment under Section 280G of the Code, and TBO shall have delivered each such Parachute Payment Waiver to Parent on or before the Closing Date.

(b) TBO shall use its commercially reasonable efforts to obtain the approval by such number of TBO Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 6.18(b) above, might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such shareholder approval to be obtained in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-I of such Treasury Regulations. TBO shall forward to Parent, and allow Parent to review and comment upon, prior to submission to the TBO Shareholders, copies of all material documents prepared for purposes of complying with this provision and shall consider any such comments in good faith.

6.19 No Additional Representations or Warranties. Each of Parent, Merger Sub and TBO acknowledges that the others have not made any representation, warranty or covenant, express or implied, as to the accuracy or completeness of any information regarding any of them, except as expressly set forth in this Agreement or the Disclosure Schedule. SUBJECT TO ANY RIGHTS ANY PARTY MAY HAVE UNDER LAW OR EQUITY WITH RESPECT TO FRAUD OR WILLFUL CONCEALMENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW, IN EQUITY, OR OTHERWISE, IN RESPECT OF PARENT, MERGER SUB OR ANY ACQUIRED ENTITY, AS APPLICABLE, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE CONDITION, MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND EACH SUCH PARTY EXPRESSLY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY.

ARTICLE VII
CONDITIONS PRECEDENT TO THE CLOSING

7.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of the following conditions:

(a) Governmental Authorities’ Approvals. All Governmental Authorities’ approvals required for the consummation of the Merger, if any, shall have been obtained.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger shall be in effect.

(c) Shareholder Approval. The Shareholder Approval shall have been obtained.

7.2 Conditions Precedent to Obligations of Parent and Merger Sub. Parent’s and Merger Sub’s obligation on to effect the Domestication and the Merger and to consummate the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction or waiver by Parent and Merger Sub of each condition precedent listed below.

(a) Representations and Warranties. As of the Closing, each representation and warranty set forth in Article IV shall be accurate and complete in all material respects, except (i) for the representations and warranties in Section 4.6, which shall be true and correct in all respects at and as of the Closing Date, (ii) to the extent that such representations and warranties are qualified by terms such as “material” and “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects at and as of the Closing Date, and (iii) to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as set forth in subclause (ii) as of such other date.

(b) Performance of Obligations of TBO. TBO shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. No Acquired Entity shall have suffered a Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect with respect to the Acquired Entities, taken as a whole.

(d) TBO Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the president of TBO certifying as to the matters set forth in Section 7.2(a), (b) and (c).

(e) Lockup Agreements. Parent shall have received executed copies of the Lockup Agreements.

(f) Receipt of Accredited Investor or Sophisticated Purchaser Information. Each of the TBO Shareholders shall have delivered an investor representation letter and certification to Parent substantially in the form of Exhibit F.

(g) Third-Party Consents. TBO shall have procured all of the third-party consents required for the consummation of the transactions contemplated by this Agreement as set forth in Schedule 6.11.

(h) TBO Secretary’s Certificate. The duly authorized Secretary of TBO shall have delivered to Parent certified copies of the TBO Charter, the TBO Bylaws, the certificate or articles of incorporation or organization, operating agreement and/or bylaws of any other Acquired Entity (or equivalent organizational documents) and resolutions adopted by TBO’s board of directors and shareholders of each class entitled to vote whose vote is required to authorize the Merger and the transactions contemplated hereby, and shall have certified the incumbency of all officers of TBO executing this Agreement and any document executed and delivered in connection herewith.

(i) Good Standing Certificates. TBO shall have delivered a good standing certificate or its equivalent for each Acquired Entity from its jurisdiction of incorporation or organization and each jurisdiction in which such Acquired Entity is required to be qualified or authorized to do business as a foreign entity.

(j) FIRPTA Certificate. Parent shall have received a certificate from TBO meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) providing that the stock of TBO does not constitute a United States real property interest as defined in Section 897(c) of the Code.

(k) Audited Financial Statements. TBO shall have presented to Parent for review the consolidated audited financial statements of TBO and its Subsidiaries as of and for the twelve-month periods ending December 31, 2013 and December 31, 2012, respectively (the “Audited Financial Statements”), which shall have been audited by an auditor meeting PCAOB standards mutually acceptable to TBO and Parent, and such Audited Financial Statements shall be satisfactory to Parent and Merger Sub in their reasonable discretion.

(l) Other Documents. Parent shall have received all of the documents, agreements and instruments to be delivered to it in accordance with this Agreement and shall have been provided with such other documents as it shall have reasonably requested from TBO.

7.3 Conditions Precedent to Obligation of TBO. TBO’s obligations to effect the Merger and consummate the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction or waiver by TBO of each condition precedent listed below.

(a) Representations and Warranties. As of the Closing, each representation and warranty set forth in Article V shall be accurate and complete in all material respects, except (i) to the extent that such representations and warranties are qualified by terms such as “material” and “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects at and as of the Closing Date, and (ii) to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct as set forth in subclause (i) as of such other date.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Parent shall not have suffered a Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect with respect to the Parent Entities, taken as a whole.

(d) Parent Officer’s Certificate. TBO shall have received a certificate of an authorized officer of Parent certifying as to the matters set forth in Section 7.3(a), (b) and (c).

(e) Parent Secretary’s Certificate. The duly authorized Secretary of Parent shall have delivered to TBO (i) certified copies of the New Parent Charter, the New Parent Bylaws, the Merger Sub Charter and the Merger Sub Operating Agreement, (ii) resolutions adopted by the Parent Board on behalf of parent and as the sole shareholder of Merger Sub authorizing the Domestication, the Merger and the transactions contemplated hereby and (iii) resolutions adopted by Parent’s shareholders evidencing the Shareholder Approval, and shall have certified the incumbency of all officers of Parent and Merger Sub executing this Agreement and any document executed and delivered in connection herewith.

(f) Good Standing Certificates. Parent and Merger Sub shall have delivered a good standing certificate or its equivalent from its jurisdiction of incorporation and each jurisdiction in which it is required to be qualified or authorized to do business as a foreign corporation.

(g) Certificate of Designations. Parent shall have filed with the Secretary of State of the State of Delaware, the Certificate of Designations relating to the Parent Preferred Stock in substantially the form attached hereto as Exhibit G (the “Certificate of Designations”).

(h) Domestication. The Certificate of Domestication shall have been filed with the State of Delaware and all filings required for the Cayman De-Registration shall have been made.

(i) Other Documents. TBO shall have received all of the documents, agreements and instruments to be delivered to it in accordance with this Agreement and shall have been provided with such other documents as it shall have reasonably requested from Parent.

ARTICLE VIII
TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approvals of the shareholders of TBO, Parent and Merger Sub:

(a) By mutual written consent of Parent and TBO.

(b) By Parent at any time prior to the Effective Time in the event TBO has breached any material representation, warranty, or covenant made by it in this Agreement in any material respect, Parent has notified TBO in writing of the breach, and the breach has continued without cure (i) for a period of 15 days after such notice of breach, or (ii) at the End Date, whichever shall be earlier.

(c) By TBO at any time prior to the Effective Time in the event Parent or Merger Sub has breached any material representation, warranty, or covenant made by it in this Agreement in any material respect, TBO has notified such party in writing of the breach, and the breach has continued without cure (i) for a period of 15 days after such notice of breach, or (ii) at the End Date, whichever shall be earlier.

(d) By either TBO or Parent if the Effective Time shall not have occurred on or before the End Date; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(d) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Merger on or before the End Date.

(e) By either TBO or Parent if any restraining order, injunction, legal restraint, prohibition or other judgment has been issued by any court of competent jurisdiction that has the effect of preventing the consummation of the Merger and such restraint, injunction or prohibition has become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(e) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the restraining order, injunction, legal restraint, prohibition or other judgment to have been issued by any court of competent jurisdiction.

(f) By Parent, if the TBO Shareholders have not approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the requirements of the FBCA and the TBO Charter within ten (10) Business Days following the execution hereof.

8.2 Liability. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall terminate and there shall be no other Liability on the part of TBO, Parent or Merger Sub to any other party except (a) Liability arising out of any breach of this Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity, and (b) Section 6.1, Section 6.7, this Section 8.2, and Articles IX and X shall survive such termination.

ARTICLE IX
INDEMNIFICATION

9.1 Survival; Timing of Claims. The representations and warranties of Parent, Merger Sub and TBO contained in or made pursuant to this Agreement will survive the execution and delivery of this Agreement and the Closing, and for an additional twelve (12) months immediately subsequent to the Closing. Any and all claims for indemnification pursuant to Section 9.2 must be made in writing on or before the expiration of such survival period for indemnification to be available therefor.

9.2 Indemnification.

(a) Subject to the provisions of this Article IX, from and after the Closing, Parent hereby agrees to indemnify and hold harmless each TBO Shareholder and, as applicable, its officers and directors (each, a “TBO Indemnified Party”) from and against any and all claims, demands, losses, damages, expenses or Liabilities (including reasonable attorneys’ fees) (“Damages”) relating to or arising out of:

(i) any misrepresentation or breach of any warranty of Parent or Merger Sub contained in this Agreement or in any certificate or agreement delivered in connection herewith, it being understood that, in determining the existence of, and amount of any Damages in connection with, a claim under this Section 9.2(a)(i), all representations and warranties shall be read without regard and without giving effect to any materiality or Material Adverse Effect or similar qualification contained therein (as if such qualification were deleted from such representation or warranty); and/or

(ii) any failure of Parent or Merger Sub to perform any covenant or agreement made or contained in this Agreement, or fulfill any other obligation in respect thereof.

(b) Subject to the provisions of this Article IX, from and after the Closing, Parent and the Surviving Company, and, as applicable, their respective officers and directors (each, a “Parent Indemnified Party”) shall be indemnified from and against any and all Damages relating to or arising out of:

(i) any misrepresentation or breach of any warranty of TBO contained in this Agreement or in any certificate or agreement delivered in connection herewith, it being understood that, in determining the existence of, and amount of any Damages in connection with, a claim under this Section 9.2(b)(i), all representations and warranties shall be read without regard and without giving effect to any materiality or Material Adverse Effect or similar qualification contained therein (as if such qualification were deleted from such representation or warranty);

(ii) any failure of TBO to perform any covenant or agreement made or contained in this Agreement, or fulfill any obligation in respect thereof;

(iii) any Taxes of the Acquired Entities with respect to any tax year or portion thereof ending on or before the Closing Date (or for any tax year beginning before and ending after the Closing Date to the extent allocable to the portion of the period beginning before and ending on the Closing Date);

(iv) any Proceeding brought by a third party based upon, arising out of or relating to the operations, properties, assets or obligations of the Acquired Entities or any of their respective Affiliates conducted, existing or arising on or prior to the Closing Date;

(v) dissenters’, appraisal or similar rights under any Law; and

(vi) any item set forth in Schedule 9.2(b)(vi).

9.3 Set-Off. As security for the obligation to indemnify the Parent Indemnified Parties, the issuance of shares of Parent Preferred Stock pursuant to the Earn-Out Payments (“Earn-Out Shares”) shall be subject to setoff and reduction in satisfaction of any Damages for which a Parent Indemnified Party is entitled to indemnification pursuant to this Article IX. This obligation shall be released in accordance with the terms hereof on the date that is one Business Day after the twelve (12) month anniversary of the Closing Date, except with respect to a number of such Earn-Out Shares as reasonably determined by the Independent Committee to be necessary to satisfy any claim made pursuant to this Article IX in writing prior to such date, which securities shall remain subject to the terms of this Section 9.3 until such claim is fully and finally resolved and thereafter shall only be issued, if earned pursuant to Section 3.7, in accordance with such final resolution, if applicable. Parent shall offset Damages for which indemnification is available hereunder against any Earn-Out Shares earned hereunder on a pro rata basis in accordance with Schedule 3.7, and the aggregate number of Earn-Out Shares subject to such offset (on an as converted basis) shall be determined by dividing the amount of such indemnifiable Damages, as fully and finally determined to be due by the Independent Committee and Representative or a court of competent jurisdiction, as applicable, by the average closing price per share of Parent Common Stock on the Eligible Market, as applicable, for the ten Business Day period ending on the Business Day prior to such offset. Parent shall not have any obligation to issue any Earn-Out Shares subject to offset hereunder, even if earned pursuant to Section 3.7. Parent and Merger Sub shall not be required to seek any indemnification pursuant to any other sources, including without limitation the Interactive Purchase Agreement, prior to the exercise of any remedy hereunder.

9.4 Limits on Indemnity. Notwithstanding anything to the contrary set forth herein, but subject to the provisions of this Section 9.4, (a) the maximum aggregate amount of indemnifiable Damages which may be recovered for indemnification pursuant to Section 9.2(a)(i) or Section 9.2(b)(i), respectively, shall be an amount equal to $7,875,000 (the “Liability Cap”), (b) no Parent Indemnified Party shall be entitled to indemnification pursuant to Section 9.2(b)(i) until the sum of all such Damages suffered by the Parent Indemnified Parties in the aggregate exceed $250,000 (the “Basket Amount”), in which case the Parent Indemnified Parties shall be entitled to indemnification for the amount of all such Damages in excess of the Basket Amount, and (c) no TBO Indemnified Party shall be entitled to indemnification with respect to any Damages pursuant to Section 9.2(a)(i) until the sum of all such Damages suffered by the TBO Indemnified Parties in the aggregate exceed the Basket Amount, in which case the TBO Indemnified Parties shall be entitled to indemnification for the amount of all such Damages in excess of the Basket Amount. Notwithstanding the foregoing, the Basket Amount and Liability Cap shall not apply to (a) breaches of the representations and warranties in Sections 4.1-4.3, 4.6, 4.16, 4.17, 4.19 or 5.1-5.3 or (b) intentional misrepresentations or intentional fraud.

9.5 Sole Remedy. The indemnification set forth in this Article IX (and the offset provisions in Section 3.7) shall be the sole remedy of the parties with respect to breaches of representations and warranties hereunder following the Closing, except in the case of intentional misrepresentations or intentional fraud.

9.6 Determination of Claims. From and after the Closing, if any claim for indemnification is to be brought by or on behalf of a Parent Indemnified Party, such claim (and whether or not to bring such claim) shall be determined and approved by a special committee of the Parent Board consisting solely of directors who are neither (a) affiliated with TBO prior to Closing (as directors, shareholders, management, agents or otherwise) and (b) nominated for the Parent Board by TBO, its shareholders or management (the “Independent Committee”). Any settlement on behalf of a Parent Indemnified Party of any claim described in the immediately preceding sentence shall be determined and approved by the Independent Committee and the Representative. Any determination or approval of the Independent Committee made pursuant to the provisions of this Section 9.6 shall be by majority vote.

9.7 Right to Indemnification Not Affected by Knowledge or Waiver. The right to indemnification, payment of Damages or other remedy based upon breach of representations, warranties, or covenants will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, or covenant.

ARTICLE X
MISCELLANEOUS

10.1 Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties and their successors and assigns. None of the parties to this Agreement may assign or otherwise transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other parties.

10.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

10.3 Facsimile or E-mail. A facsimile or e-mailed copy of an original written signature shall be deemed to have the same effect as an original written signature.

10.4 Captions and Headings. The captions and headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5 Notices. Unless otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement will be in writing and will be conclusively deemed to have been duly given (i) when hand delivered to the other party; (ii) upon receipt, when sent by facsimile or email to the number or address set forth below with written confirmation of transmission; or (iii) the next Business Day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next Business Day delivery guaranteed. Each person making a communication hereunder by facsimile will promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto. A party may change or supplement the addresses given below, or designate additional addresses for purposes of this Section 10.5, by giving the other party written notice of the new address in the manner set forth above.

If to Parent or Surviving Company:	Tiger Media, Inc. Room 450, Shanghai Centre East Ofc Twr 1376 Nanjing Road West SHANGHAI, SHA 200040 China Attention: Chief Executive Officer Phone: +86-21-62898089
with a copy to:	Tiger Media, Inc. 4400 Biscayne Blvd. 15th Floor Miami, FL 33137 Attention: Joshua Weingard, Esq. Phone: (305) 575-4602 Facsimile: (305) 575-4130 Email: jweingard@tigermedia.com and Akerman LLP One Southeast Third Avenue Suite 2700 Miami, FL 33131 Attention: Mary V. Carroll, Esq. Phone: (305) 982-5561 Facsimile: (305) 374-5095 Email: mary.carroll@akerman.com

If to TBO (prior to Closing):	The Best One, Inc. 2650 North Military Trail, Suite 300 Boca Raton, FL 33431 Attn: Derek Dubner, CEO Phone: (561) 962-2160 Email: derek@id-info.com with a copy to:
Nason, Yeager, Gerson, White & Lioce, P.A.
1645 Palm Beach Lakes Boulevard, Suite 1200
West Palm Beach, Florida 33401
Attention: Michael Harris, Esq.
Phone:(561) 471-3507
Facsimile: (561) 686-5442
Email: mharris@nasonyeager.com

If to Representative:	Derek Dubner c/o The Best One, Inc. 2650 North Military Trail, Suite 300 Boca Raton, FL 33431 Phone: (561) 962-2160 Email: derek@id-info.com with a copy to:
Nason, Yeager, Gerson, White & Lioce, P.A.
1645 Palm Beach Lakes Boulevard, Suite 1200
West Palm Beach, Florida 33401
Attention: Michael Harris, Esq.
Phone:(561) 471-3507
Facsimile: (561) 686-5442
Email: mharris@nasonyeager.com

10.6 Amendments. Any term of this Agreement may be amended, only with the written consent of TBO and Parent.

10.7 Enforceability; Severability. The parties hereto agree that each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law. If one or more provisions of this Agreement are nevertheless held to be prohibited, invalid or unenforceable under applicable Law, such provision will be effective to the fullest extent possible excluding the terms affected by such prohibition, invalidity or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. If the prohibition, invalidity or unenforceability referred to in the prior sentence requires such provision to be excluded from this Agreement in its entirety, the balance of the Agreement will be interpreted as if such provision were so excluded and will be enforceable in accordance with its terms.

10.8 Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the internal Laws of the state of Delaware (without giving effect to any choice or conflict of law provision or rule (whether of the state of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the state of Delaware). Each of the Parties submits to the exclusive jurisdiction of any state or federal court within Wilmington County in the state of Delaware in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be exclusively heard and determined in any such court. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

10.9 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND THAT MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF THE OTHER PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT EACH HAS REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10.10 No Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and benefit of the parties hereto, their successors, assigns and heirs, and no other Person shall have any right or action under this Agreement.

10.11 Entire Agreement. This Agreement, including the Disclosure Schedules and all exhibits hereto, and all documents referenced herein, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and no party will be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

10.12 Delays or Omissions; Waivers; Remedies Cumulative. No delay or omission to exercise any right power or remedy accruing to any party under this Agreement, or upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any provisions or conditions of this Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing. Except as otherwise set forth herein, all remedies, either under this Agreement or by Law or otherwise afforded to any party, will be cumulative and not alternative.

10.13 No Strict Construction. The language used in this Agreement is deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

10.14 Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own Transaction Expenses. Notwithstanding the foregoing, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by TBO and shall be deemed Transaction Expenses of TBO hereunder.

10.15 Exhibits and Disclosure Schedule. All exhibits, annexes and schedules, including the Disclosure Schedule, annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. A disclosure in any particular Schedule of the Disclosure Schedule or otherwise in this Agreement, or with respect to Parent only, in the SEC Reports, will be deemed adequate to disclose another exception to a representation or warranty made herein if the disclosure identifies the exception with reasonable particularity so that any exception to any other Schedule is reasonably apparent on its face. The parties hereto intend that each representation, warranty and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

10.16 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” As used herein, words in the singular will be held to include the plural and vice versa (unless the context otherwise requires), words of one gender (or the neuter) shall be held to include the other gender (or the neuter) as the context requires, and the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

10.17 Appointment of the Representative.

(a) Each of the TBO Shareholders irrevocably constitutes, appoints and empowers, effective from and after the date hereof, Derek Dubner as the Representative, for the benefit of the TBO Shareholders and the exclusive agent and attorney-in-fact to act on behalf of each TBO Shareholder, with full power of substitution, and authorizes the Representative acting for such TBO Shareholder and in such TBO Shareholder’s name, place and stead, in any and all capacities, to do and perform every act and thing required or permitted to be done in connection with and to facilitate the consummation of the transactions contemplated hereby, as fully to all intents and purposes as such TBO Shareholder might or could do in person, including, without limitation:

(i) to negotiate, execute and deliver such waivers, consents and amendments (other than any written consent of the TBO Shareholders adopting this Agreement) under this Agreement and the consummation of the transactions contemplated hereby as the Representative, in its sole discretion, may deem necessary or desirable;

(ii) to enforce and protect the rights and interests of the TBO Shareholders and to enforce and protect the rights and interests of such Persons arising out of or under or in any manner relating to this Agreement and the transactions provided for herein, and to take any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the TBO Shareholders including, consenting to, compromising or settling any claims, conducting negotiations with Parent, the Surviving Company and their respective representatives regarding such claims, and, in connection therewith, to (i) assert any claim or institute any action, proceeding or investigation; (ii) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, the Surviving Company or any other Person, or by any Governmental Authority against the Representative and/or any of the TBO Shareholders, and receive process on behalf of any or all TBO Shareholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (iii) file any proofs of debt, claims and petitions as the Representative may deem advisable or necessary; (iv) settle or compromise any claims asserted under this Agreement, including with respect to any Earn-Out Payment or indemnification claim; and (v) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation, it being understood that the Representative shall not have any obligation to take any such actions, and shall not have any Liability for any failure to take any such actions;

(iii) to refrain from enforcing any right of the TBO Shareholders arising out of or under or in any manner relating to this Agreement; provided, however, that no such failure to act on the part of the Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Representative or by the TBO Shareholders unless such waiver is in writing signed by the waiving party or by the Representative;

(iv) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary, proper or convenient in connection with or to carry out the transactions contemplated by this Agreement; and/or

(v) to engage special counsel, accountants and other advisors and incur such other expenses on behalf of the TBO Shareholders in connection with any matter arising under this Agreement.

(b) The Representative shall be entitled to receive reimbursement from, and be indemnified by, the TBO Shareholders for certain expenses, charges and Liabilities as provided below. In connection with this Agreement, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder, (i) the Representative shall incur no responsibility whatsoever to any TBO Shareholders by reason of any error in judgment or other act or omission performed or omitted hereunder, other than any act or failure to act which represents willful misconduct by the Representative, and (ii) the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to Liability to any TBO Shareholders.

(c) Each TBO Shareholder shall indemnify, severally and not jointly, based on such TBO Shareholder’s pro rata portion of the Parent Common Stock and Parent Preferred Stock (on an as-converted basis, without regard to any limitations on conversion set forth in the Certificate of Designations) received by it hereunder, the Representative against all Damages, of any nature whatsoever (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, action or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Representative hereunder. The foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the Liability of the Representative hereunder for its willful misconduct. In the event of any indemnification hereunder, upon written notice from the Representative to the TBO Shareholders as to the existence of a deficiency toward the payment of any such indemnification amount, each TBO Shareholder shall promptly deliver to the Representative full payment of his or her pro rata portion of the amount of such deficiency.

(d) All of the indemnities, powers and immunities granted to the Representative under this Agreement shall survive the Effective Time and/or any termination of this Agreement. The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any TBO Shareholder and (ii) shall survive the consummation of the Merger, and any action taken by the Representative pursuant to the authority granted in this Agreement shall be effective and absolutely binding on each TBO Shareholder notwithstanding any contrary action of or direction from such TBO Shareholder, except for actions or omissions of the Representative constituting willful misconduct.

(e) Parent and the Surviving Company shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon the TBO Shareholders.

(f) Each of TBO, Merger Sub and Parent acknowledges and agrees that the Representative is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the transactions contemplated hereby. Accordingly, each of TBO, Merger Sub and Parent acknowledges and agrees that the Representative shall have no Liability to, and shall not be liable for any Damages of, any of TBO, Merger Sub or Parent in connection with any obligations of the Representative under this Agreement or otherwise in respect of this Agreement or the transactions contemplated hereby, except to the extent such Damages shall be proven to be the direct result of willful misconduct by the Representative in connection with the performance of his obligations hereunder.

(g) Each TBO Shareholder shall acknowledge and consent to the provisions of this Section 10.17 in the Letter of Transmittal executed and delivered by him, her or it pursuant to Article III.

[Signatures begin on next page.]

IN WITNESS THEREOF, this Agreement has been executed by the undersigned as of the day, month and year first above written.

Parent:
Tiger Media, Inc.

By:/s/ Joshua Weingard
Name: Joshua Weingard
Title: Corporate Counsel and Secretary

Merger Sub:
TBO Acquisition, LLC

By:/s/ Joshua Weingard
Name: Joshua Weingard
Title: Manager

TBO:
The Best One, Inc.

By:/s/ Derek Dubner
Name: Derek Dubner
Title: Chief Executive Officer

Representative:

/s/ Derek Dubner

Derek Dubner

S.CONTExhibit A-1

ARTICLES OF MERGER

OF

THE BEST ONE, INC.,
a Florida corporation

WITH AND INTO

TBO ACQUISITION, LLC,
a Delaware limited liability company

The following articles of merger (the “Articles of Merger”) have been duly adopted and submitted in accordance with the Florida Business Corporation Act (the “FBCA”), pursuant to Section 607.1108, Florida Statutes.

FIRST: The name, address of principal office, and jurisdiction of the surviving company (the “Surviving Company”) are as follows:

Name and Address	Jurisdiction

TBO Acquisition, LLC	Delaware

4400 Biscayne Blvd.

15th Floor

Miami, FL 33137

SECOND: The name, address of principal office, and jurisdiction of the merging corporation (the “Merging Corporation”) are as follows:

Name and Address	Jurisdiction

The Best One, Inc.	Florida
2650 North Military Trail
Suite 300
Boca Raton, FL 33431
THIRD:	A copy of the Plan of Merger is attached hereto as Exhibit A.

FOURTH: The merger is to become effective on the date the Articles of Merger is filed with the Secretary of State of the State of Florida and the Certificate of Merger is filed with the Secretary of State of the State of Delaware.

FIFTH: The Plan of Merger was approved by the other business entity that is a party to the merger in accordance with applicable laws of the State of Delaware, under which such other business entity was formed.

SIXTH: In accordance with the FBCA, the Plan of Merger was adopted by the board of directors and approved by the stockholders of the Merging Corporation on      , 2014.

SEVENTH: The Surviving Company is deemed to have appointed the Secretary of State of the State of Florida as its agent for service of process in a proceeding to enforce any obligation or the rights of dissenting shareholders of the Merging Corporation.

EIGHTH: The Surviving Company has agreed to promptly pay to the dissenting shareholders of the Merging Corporation the amount, if any, to which they are entitled pursuant to Section 607.1302 of the FBCA.

[Signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of the Surviving Company and the Merging Corporation have executed and delivered these Articles of Merger as of [      ].

SURVIVING COMPANY:

TBO Acquisition, LLC a Delaware limited liability company

By:
Name:
Title:

MERGING CORPORATION:

The Best One, Inc., a Florida Corporation

By:
Name:
Title:

Exhibit A

Plan of Merger

PLAN OF MERGER

The following plan of merger (this “Plan of Merger”) is submitted in compliance with Section 607.1108, Florida Statutes, and in accordance with the applicable laws of the State of Delaware.

FIRST: The name, address of principal office, and jurisdiction of the surviving company (the “Surviving Company”) are as follows:

Name and Address	Jurisdiction
TBO Acquisition, LLC 4400 Biscayne Blvd. 15th Floor Miami, FL 33137	Delaware

SECOND: The name, address of principal office, and jurisdiction of the merging corporation (the “Merging Corporation”) are as follows:

Name and Address	Jurisdiction
The Best One, Inc. 2650 North Military Trail Suite 300 Boca Raton, FL 33431	Florida

THIRD: The terms and conditions of the merger are as follows:

1. At the Effective Time (as defined below), the Merging Corporation shall be merged with and into the Surviving Company in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “DLLCA”) and the Florida Business Corporation Act (the “FBCA”). Following the merger, the Surviving Company shall continue as the Surviving Company and the separate corporate existence of Merging Corporation shall cease.

2. Contemporaneously with the closing of the merger, the parties hereto shall (a) file with the Secretary of State of the State of Florida, the Articles of Merger and this Plan of Merger meeting the requirements of Section 607.1108 of the FBCA and (b) file with the Secretary of State of the State of Delaware, a Certificate of Merger meeting the requirements of Section 18-209 of the DLLCA (the “Delaware Certificate of Merger” and together with the Florida Articles and Plan of Merger, the “Certificates of Merger”). The merger shall become effective at such time as the Certificates of Merger are accepted for recording by the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, as applicable (the “Effective Time”).

3. The merger shall have the effects set forth in the applicable provisions of the DLLCA and the FBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Surviving Company and the Merging Corporation shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Surviving Company and the Merging Corporation shall become the debts, liabilities, obligations and duties of the Surviving Company.

4. As a result of the merger and at the Effective Time, the constituent documents of the shall be as follows:

a)	Certificate of Formation. The Certificate of Formation of the Surviving Company shall continue as the Certificate of Formation of the Surviving Company, provided that the Certificate of Formation shall be amended to change the name of the Surviving Company to Interactive Data Intelligence, LLC.

b)	LLC Agreement. The Limited Liability Company Agreement of the Surviving Company (“LLC Agreement”) shall continue in full force and effect with respect to the Surviving Company until thereafter amended in accordance with the DLLCA; provided, however, that as of the Effective Time, such LLC Agreement shall be amended to provide that the name of Surviving Company is “Interactive Data Intelligence, LLC.”

5. At the Effective Time, the managers of the Surviving Company as of the time immediately prior to the Effective Time, shall remain the managers of the Surviving Company until their respective successors are duly elected or appointed and qualified, or until the earlier death, resignation or removal. At the Effective Time, the officers of the Surviving Company as of the time immediately prior to the Effective Time, shall remain the officers of the Surviving Company (retaining their respective positions and terms of office) until their respective successors are duly elected or appointed or qualified, or until the earlier death, resignation or removal.

FOURTH : At the Effective Time, the outstanding securities of the Merging Corporation and the Surviving Company shall be converted as follows:

a)	Each share of Merging Corporation Common Stock, no par value issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive one (1) validly issued, fully paid and nonassessable shares of Tiger Media, Inc., a Delaware corporation (the “Parent”) Common Stock, par value $0.0001 per share (“Parent Common Stock”).

b)	Each share of Merging Corporation Series A Convertible Preferred Stock, par value $0.001 per share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 525.063 validly issued, fully paid and nonassessable shares of Parent Series A Convertible Preferred Stock, par value $0.0001 per share.

c)	Each share of Merging Corporation Series B Convertible Preferred Stock, par value $0.001 per share issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.750089 validly issued, fully paid and nonassessable shares of Parent Common Stock.

d)	One hundred percent (100%) of the membership interests of TBO Acquisition, LLC issued and outstanding immediately prior to the Effective Time shall be converted into membership interests of the Surviving Company, so that at the Effective Time, Parent shall be the holder of all of the issued and outstanding membership interests of the Surviving Company.

[Signature page follows]

IN WITNESS WHEREOF, the duly authorized officers of the Surviving Company and the Merging Corporation have executed and delivered this Plan of Merger as of [      ].

SURVIVING COMPANY:

TBO Acquisition, LLC a Delaware limited liability company

By:
Name:
Title:

MERGING CORPORATION:

The Best One, Inc., a Florida Corporation

By:
Name:
Title:

Exhibit A-2

CERTIFICATE OF MERGER

OF

THE BEST ONE, INC.,
a Florida corporation

WITH AND INTO

TBO ACQUISITION, LLC,
a Delaware limited liability company

PURSUANT TO TITLE 6, SECTION 18-209 OF THE DELAWARE
LIMITED LIABILITY COMPANY ACT

The undersigned limited liability company, TBO Acquisition, LLC, organized and existing under and by virtue of the Delaware Limited Liability Company Act,

DOES HEREBY CERTIFY:

FIRST: The name of the surviving limited liability company is TBO Acquisition, LLC, a Delaware limited liability company (the “Surviving Company”).

SECOND: That the name of the corporation being merged into this surviving limited liability company is The Best One, Inc. (the “Merging Corporation”) and the jurisdiction in which this corporation was formed is Florida.

THIRD: That a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) has been approved and executed by both the surviving limited liability company and the Merging Corporation.

FIFTH: That the Certificate of Formation of the Surviving Company shall constitute the Certificate of Formation of the Surviving Company, provided that Article I thereof shall be amended to provide that the name of the Surviving Company be “Interactive Data Intelligence, LLC.”

SIXTH: That the executed Merger Agreement is on file at the office of the Surviving Company. The address of such office of the Surviving Company 4400 Biscayne Blvd., 15th Floor, Miami, Florida 33137.

SEVENTH: That a copy of the Merger Agreement will be furnished by the Surviving Company, on request and without cost, to any member of the Surviving Company or any shareholder of the Merging Corporation, or any other person holding an interest in any other business entity which is to merge or consolidate.

EIGHTH: That the Surviving Company agrees that it may be served with process in the State of Delaware in any action, suit or proceeding for the enforcement of any obligation of any domestic limited liability company which is to merge or consolidate, irrevocably appointing the Secretary of State as its agent to accept service of process in any such action, suit or proceeding and the address to which a copy of such process shall be mailed to by the Secretary of State is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware, 19904.

[Signature on the next page]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Merger to be executed by its duly authorized officer this        day of      , 2014.

TBO ACQUISITION, LLC

By:
Name:
Title:

Exhibit B

STATE OF DELAWARE
CERTIFICATE OF DOMESTICATION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 388 OF THE
DELAWARE GENERAL CORPORATION LAW

1)	The date the Non-Delaware Corporation first formed is June 1, 2007.

2)	The jurisdiction where the Non-Delaware Corporation first formed is Delaware.

3)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Tiger Media, Inc.

4)	The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the Non-Delaware Corporation or any other equivalent thereto under applicable law, immediately prior to the filing of this Certificate is the Cayman Islands.

5)	The name of the Corporation as set forth in the Certificate of Incorporation is

Tiger Media, Inc.

6)	The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the Non-Delaware Corporation and the conduct of its business or by applicable non-Delaware law, as appropriate.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the
     day of      , 2014.

TIGER MEDIA, INC.,

a Cayman Islands company

By:
Name:
Title:

Exhibit C

CERTIFICATE OF INCORPORATION
OF
TIGER MEDIA, INC.

FIRST. The name of the corporation is Tiger Media, Inc.

SECOND. The address of the corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Kent County, Dover, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH.

(A) The total number of shares of all classes of stock which the corporation shall be authorized to issue is One Billion One Hundred Million (1,100,000,000) shares, divided into One Billion (1,000,000,000) shares of common stock, par value $0.0001 per share (“Common Stock”) and One Hundred Million (100,000,000) shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

(B) The Board of Directors of the corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions thereof, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(C) Except as may otherwise be provided in this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) or by applicable law, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with Section B of this Article FOURTH) or pursuant to the General Corporation Law of the State of Delaware.

(D) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors in its discretion shall determine.

(E) Upon the dissolution, liquidation or winding up of the corporation, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

(F) Subject to the rights of the holders of any series of Preferred Stock pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of Directors, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

FIFTH. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SIXTH.

(A) In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the bylaws of the corporation.

(B) The number of directors constituting the whole Board of Directors shall be fixed from time to time by resolution of the Board of Directors, provided that the Board of Directors shall not be composed of less than three, nor more than 15, directors.

(C) Vacancies and newly created directorships on the Board of Directors may be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

SEVENTH. Subject to the rights of the holders of any series of Preferred Stock and to the requirements of applicable law, special meetings of stockholders of the corporation for any purpose or purposes may be called at any time only by the chairman of the Board of Directors or the president of the corporation or at the written request of a majority of the members of the Board of Directors and may not be called by any other person, and any power of stockholders to call a special meeting is specifically denied.

EIGHTH. Except as authorized in advance by a resolution adopted by the Board of Directors or except as otherwise provided for or fixed pursuant to the provisions of Article FOURTH of this Certificate of Incorporation relating to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of the stockholders of the corporation, and the taking of any action by written consent of the stockholders in lieu of a meeting of the stockholders is specifically denied.

NINTH. A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

TENTH. The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ELEVENTH. The corporation shall not be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware.

[Signature on next page.]

IN WITNESS WHEREOF, Tiger Media, Inc. has caused this Certificate of Incorporation to be executed by its duly authorized officer on this        day of       .

TIGER MEDIA, INC.
By:
Name: Title:	Peter Tan Chief Executive Officer

Exhibit D

BYLAWS

TIGER MEDIA, INC.
ARTICLE ONE

OFFICES

1.01. Registered Office. The registered office of the Corporation shall be fixed in the certificate of incorporation.

1.02. Other Offices. The Corporation may also have an office or offices, and keep the books and records of the Corporation, except as may otherwise be required by law, at such other place or places, either within or without the State of Delaware, as the board of directors may from time to time determine or the business of the Corporation may require.

ARTICLE TWO

MEETINGS OF STOCKHOLDERS

2.01. Annual Meetings. An annual meeting of stockholders for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held at such time and place, if any, either within or without the State of Delaware, as may be determined by the board of directors.

2.02. Special Meetings. The chairman of the board, the president, or a majority of the members of the board of directors by written request shall have the power to call a special meeting of stockholders at any time. Special meetings of stockholders may not be called by any other person.

2.03. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given that shall state the place, if any, date and time of the meeting (and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting), the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Business transacted at any special meeting shall be limited to the purposes stated in the notice to stockholders.

2.04. List of Stockholders Entitled to Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote at the meeting is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.04 or to vote in person or by proxy at any meeting of stockholders.

2.05. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the board of directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

2.06. Organization; Chairman and Secretary. The first mentioned of the following officers who is present at a meeting of stockholders shall be chosen as chairman to preside over the meeting: president, chairman of the board, or a vice-president. If no such officer is present at the meeting, a chairman of the meeting shall be chosen by the holders of a majority in voting power of the stock entitled to vote thereat, present in person or by proxy. The secretary, or in his or her absence, an assistant secretary, or in the absence of the secretary and all assistant secretaries, a person whom the chairman of the meeting shall appoint, shall act as secretary of the meeting and keep a record of the proceedings thereof.

2.07. Inspector of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may (unless otherwise required by applicable law) be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

2.08. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The board of directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the board of directors, the chairman of the meeting shall have the right and authority to convene the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the board of directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the chairman should so determine, shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered.

2.09. Quorum. A quorum for the transaction of business at any meeting of stockholders shall be at least a majority of the shares entitled to vote at the meeting, present in person or represented by proxy. If a quorum is present at the opening of any meeting of stockholders, the stockholder or stockholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for the meeting or within a reasonable time thereafter as the stockholders may determine, the stockholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

2.10. Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

2.11. Right to Vote; Voting. Except as otherwise provided by the certificate of incorporation or applicable law, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. At any meeting of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the certificate of incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation which are present in person or by proxy and entitled to vote thereon. Voting at meetings of stockholders need not be by written ballot.

2.12. Adjournment. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place, if any, thereof (and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting) are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.

2.13. Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the board of directors of the Corporation and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the board of directors or any committee thereof or (c) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 2.13 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.13.

(2) For any nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.13, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and any such proposed business (other than the nominations of persons for election to the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to securities of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. The foregoing notice requirements of this paragraph (A) of this Section 2.13 shall be deemed satisfied by a stockholder with respect to business or a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal or make a nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.13 to the contrary, in the event that the number of directors to be elected to the board of directors of the Corporation at the annual meeting is increased effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 2.13 and there is no public announcement by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 2.13 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the board of directors or any committee thereof or (2) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.13 is delivered to the secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 2.13. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice described by paragraph (A)(2) of this Section 2.13 shall be delivered to the secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. The foregoing notice requirements of this paragraph (B) of this Section 2.13 shall be deemed satisfied by a stockholder with respect to a nomination if the stockholder has notified the Corporation of his, her or its intention to present a nomination at such special meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) General. (1) Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.13 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.13. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (A)(2)(c)(vi) of this Section 2.13) and (b) if any proposed nomination or business was not made or proposed in compliance with this Section 2.13, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.13, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.13, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 2.13, “public announcement” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 2.13, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.13; provided however, that any references in these bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.13 (including paragraphs (A)(1)(c) and (B) hereof), and compliance with paragraphs (A)(1)(c) and (B) of this Section 2.13 shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the penultimate sentences of paragraphs (A)(2) and (B) hereof, business or nominations brought properly under and in compliance with Rule 14a-8 or Rule 14a-11 of the Exchange Act, as such Rules may be amended from time to time). Nothing in this Section 2.13 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the certificate of incorporation.

ARTICLE THREE

DIRECTORS

3.01. Board of Directors; Number. The business and affairs of the Corporation shall be managed by or under the direction of the board of directors. Unless otherwise provided by the certificate of incorporation, the number of directors constituting the whole board of directors shall be determined from time to time by the board of directors.

3.02. Qualification. No person shall be qualified for election as a director if he is less than 18 years of age; if he is of unsound mind and has been so found by a court of the State of Delaware or any other court of competent jurisdiction; if he is not a natural person; or if he, at the time of the proposed election, has the status of a bankrupt. A director need not be a stockholder.

3.03. Election and Term. The election of directors shall take place at each annual meeting of stockholders. Each director shall hold office until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

3.04. Removal of Directors. Subject to the certificate of incorporation and applicable law, any director may be removed from office, with or without cause, by the stockholders, and the vacancy created by such removal may be filled by the election of any qualified individual at the same meeting, failing which it may be filled by a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director.

3.05. Vacancies. Subject to the certificate of incorporation, these bylaws and applicable law, a majority of the directors in office, even if less than a quorum, or a sole remaining director may appoint a qualified individual to fill a vacancy in the board of directors, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is duly elected and qualified.

3.06. Place of Meetings. Meetings of the board of directors may be held at any place within or outside Delaware.

3.07. Calling of Meetings. Meetings of the board of directors shall be held from time to time at such time and at such place, if any, as determined by the board of directors, the chairman of the board, the president or the secretary, or upon the request in writing of any two directors.

3.08. Notice of Meeting. Notice of the time and place of each meeting of the board of directors shall be given to each director in accordance with Section 8.01 of these bylaws not less than 24 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, (i) provided a quorum of directors is present, each newly elected board of directors may without notice hold its first meeting immediately following the meeting of stockholders at which such board of directors is elected and (ii) the board of directors may appoint a day or days in any month or months for regular meetings of the board of directors at a place and hour to be named and, so long as a copy of any resolution of the board of directors fixing the place and time of such regular meetings shall be sent to each director promptly after being passed, no other notice shall be required for any such regular meeting.

3.09. Quorum; Vote Required for Action. The quorum for the transaction of business at any meeting of the board of directors shall be a majority of the total number of directors or such greater number or proportion of directors as the board of directors may from time to time determine. Unless otherwise provided by the certificate of incorporation or applicable law, a majority of the votes entitled to be cast by the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

3.10. Meeting by Telephone. Directors may participate in a meeting of the board of directors (or a committee thereof) by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.11. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board of directors or committee in accordance with applicable law.

3.12. Chairman. The chairman of any meeting of the board of directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board or president (if a director). If either of the foregoing is not present, the directors present at the meeting shall choose one of their number to act as chairman of the meeting.

3.13. Conflict of Interest. A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose to the Corporation the nature and extent of his interest at the time and in the manner provided by the General Corporation Law of the State of Delaware.

3.14. Remuneration and Expenses. The directors shall be paid such remuneration for their services as the board of directors may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

ARTICLE FOUR

COMMITTEES

4.01. Committees of the Board. The board of directors may appoint from their number one or more committees of the board of directors, however designated, and delegate to any such committee the full power of the board of directors, to the fullest extent permitted by law. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any absent or disqualified member.

4.02. Transaction of Business. Unless the board of directors otherwise provides, each committee designated by the board of directors may make, alter and repeal rules for the conduct of its business, provided that no committee shall fix its quorum at less than a majority of the members. In the absence of such rules, each committee shall conduct its business in the same manner as the board of directors conducts its business pursuant to Article Three of these bylaws.

4.03. Audit Committee. The board of directors shall select annually from among its ranks an audit committee to be composed of not fewer than three directors none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided by resolution of the board of directors.

ARTICLE FIVE

OFFICERS

5.01. Appointment. The board of directors may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board of directors may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board of directors may specify the duties of and, in accordance with these bylaws and subject to the General Corporation Law of the State of Delaware, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.02, an officer may but need not be a director.

5.02. Chairman of the Board. The board of directors may from time to time appoint a chairman of the board who shall be a director. If appointed, the board of directors may assign to the chairman of the board any of the powers and duties that are by any provisions of these bylaws assigned to the president; and the chairman of the board shall have such other powers and duties as the board of directors may specify.

5.03. President. The president shall be the chief executive officer and, subject to the authority of the board of directors, shall have general supervision of the business of the Corporation; and the president shall have such other powers and duties as the board of directors may specify.

5.04. Secretary. Unless otherwise determined by the board of directors, the secretary shall be the secretary of all meetings of the board of directors, stockholders and committees of the board of directors that the secretary attends. The secretary shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at meetings of the board of directors, stockholders and committees of the board of directors, whether or not the secretary attends such meetings; the secretary shall give or cause to be given, as and when instructed, all notices to stockholders, directors, officers, auditors and members of committees of the board of directors; the secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and the secretary shall have such other powers and duties as otherwise may be specified.

5.05. Treasurer. The treasurer shall keep proper accounting records in compliance with applicable law and any regulation or rules applicable to the Corporation or its securities, including any regulation or rules of the stock exchange upon which the securities of the Corporation are listed and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; the treasurer shall render to the board of directors whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and the treasurer shall have such other powers and duties as otherwise may be specified.

5.06. Powers and Duties of Officers. The powers and duties of all officers shall be such as the terms of their engagement call for or as the board of directors or (except for those whose powers and duties are to be specified only by the board of directors) the president may specify. The board of directors and (except as aforesaid) the president may, from time to time and subject to the provisions of the General Corporation Law of the State of Delaware, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board of directors or the president otherwise directs.

5.07. Removal; Term of Office. The board of directors, in its discretion, may remove any officer of the Corporation. Each officer appointed by the board of directors shall hold office until his successor is appointed or until his earlier resignation or removal.

5.08. Conflict of Interest. An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation.

ARTICLE SIX

INDEMNIFICATION AND ADVANCEMENT

6.01. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.03, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors.

6.02. Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article Six or otherwise.

6.03. Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Article Six is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

6.04. Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article Six shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

6.05. Other Sources. The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

6.06. Amendment or Repeal. Any right to indemnification or to advancement of expenses of any Covered Person arising hereunder shall not be eliminated or impaired by an amendment to or repeal of these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

6.07. Other Indemnification and Advancement of Expenses. This Article Six shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

ARTICLE SEVEN

STOCK CERTIFICATES

7.01. Certificates; Uncertificated Stock. The shares of the Corporation shall be represented by certificates, provided that the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the chairman of the board, if any, or the president or a vice president, and by the treasurer or an assistant treasurer, or the secretary or an assistant secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

7.02. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

7.03. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation upon authorization by the registered holder thereof or by such holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the secretary or a transfer agent for such stock, and if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power and the payment of any taxes thereon; provided, however, that the Corporation shall be entitled to recognize and enforce any lawful restriction on transfer.

7.04. Addresses of Stockholders. Each stockholder shall designate to the secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such stockholder and, if any stockholder shall fail to so designate such an address, corporate notices may be served upon such stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such stockholder.

7.05. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE EIGHT

NOTICES

8.01. Method of Giving Notices. Any notice to be given pursuant to the General Corporation Law of the State of Delaware, the certificate of incorporation, these bylaws or otherwise to a stockholder or director may be provided in person, in writing or by electronic transmission. A notice so delivered shall be deemed to have been received when it is delivered personally and a notice so mailed shall be deemed to have been received when it is deposited in the United States mail, postage prepaid and directed to the stockholder or director at such person’s address as it appears on the records of the Corporation. Any notice to stockholders given by electronic transmission shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

8.02. Notice to Joint Stockholders. If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

8.03. Waiver of Notice. Any waiver of notice, given by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in a waiver of notice.

ARTICLE NINE

MISCELLANEOUS

9.01. Corporate Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the board of directors.

9.02. Fiscal Year. The fiscal year of the Corporation shall end on such day in each year as determined from time to time by the board of directors.

9.03. Stockholder Claims. In the event that (i) any current or prior stockholder of the Corporation or anyone on such stockholder’s behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Corporation or any one or more of its directors, officers or employees, and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Corporation and all such directors, officers, or employees for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) (collectively, “Litigation Costs”) that the parties may incur in connection with such Claim. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.03.

9.04. Power to Amend. The power to adopt, amend and repeal the Bylaws shall be as provided in the certificate of incorporation.

Exhibit E

LOCK-UP AGREEMENT

Tiger Media, Inc.
4400 Biscayne Blvd.
15th Floor
Miami, FL 33137

Ladies and Gentlemen:

Reference is made to that certain Merger Agreement and Plan of Reorganization, dated as of [      ], 2015 (the “Merger Agreement”), by and among Tiger Media, Inc. (“Company”), TBO Acquisition, LLC, The Best One, Inc. (“TBO”) and the other parties thereto. The execution and delivery of this Agreement by the undersigned is a condition to the closing of the Merger Agreement.

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned is entering into this agreement (this “Lock-Up Letter Agreement”) and hereby agrees that for a period of one year after the date hereof, unless earlier terminated in accordance with the terms hereof (the “Lock-Up Period”), the undersigned will not, directly or indirectly:

(1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock, par value $0.0001 (“Common Stock”), of Tiger Media, Inc. (“Company”), or any other securities of the Company convertible into or exercisable or exchangeable for any shares of such Common Stock which are owned as of the date of this Lock-Up Letter Agreement (collectively, the “Shares”), including, without limitation, Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and Shares that may be issued upon exercise of any options or warrants, or securities convertible into or exercisable or exchangeable for Shares;

(2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Shares, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise;

(3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Shares or any other securities of the Company; or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions on the actions set forth in sections (1) through (4) above shall not apply to: (a) transfers of Shares as a bona fide gift; (b) transfers of Shares to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (c) transfers of Shares to any beneficiary of the undersigned pursuant to a will, trust instrument or other testamentary document or applicable laws of descent; (d) transfers of Shares to the Company; or (e) transfers of Shares to any entity directly or indirectly controlled by or under common control with the undersigned; provided that, in the case of any transfer or distribution pursuant to clause (a), (b), (c) or (e) above, each donee, distributee or transferee shall sign and deliver to the Company, prior to such transfer, a lock-up agreement substantially in the form of this Lock-Up Letter Agreement. For purposes of this Lock-Up Letter Agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin.

In furtherance of the foregoing, the Company and its transfer agent on its behalf are hereby authorized (i) to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement and (ii) to imprint on any certificate representing Shares a legend describing the restrictions contained herein.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

For the avoidance of doubt, nothing herein shall be understood to prevent the undersigned from taking any of the actions described in sections (1) through (4) above with respect to any shares of Common Stock or other securities of the Company acquired by the undersigned through open market purchases consummated after the date of this Lock-Up Letter Agreement.

If the Company agrees to enter into any agreement with any other person or entity (or effects a waiver with the same effect) who agreed to enter into a lock-up letter agreement with substantially the same terms as this Lock-Up Letter Agreement to permit such holder to sell Shares prior to the end of the Lock-Up Period, which sale would otherwise be restricted by this Lock-Up Letter Agreement, the Company shall enter into a similar agreement with (or provide a similar waiver to) the undersigned to provide for the release of a proportionate number of Shares.

[Signature page follows]Other than as set forth above, this Lock-Up Letter Agreement shall terminate upon the end of the Lock-Up Period. This Lock-Up Letter Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware.

Very truly yours,

By:
Name:
Title:

Dated:

Exhibit F

TIGER MEDIA, INC.
INVESTOR QUESTIONNAIRE

To: TIGER MEDIA, INC.

This Investor Questionnaire (“Questionnaire”) must be completed by each potential investor in connection with the offer and sale of securities (the “Private Placement Securities”) of Tiger Media, Inc. (the “Corporation”). The Private Placement Securities are being offered and sold by the Corporation without registration under the Securities Act of 1933, as amended (the “Act”), and the securities laws of certain states, in reliance on the exemptions contained in Section 4(2) of the Act and on Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. The Corporation must determine that a potential investor meets certain suitability requirements before offering or selling Private Placement Securities to such investor. The purpose of this Questionnaire is to assure the Corporation that each investor will meet the applicable suitability requirements. The information supplied by you will be used in determining whether you meet such criteria, and reliance upon the private offering exemptions from registration is based in part on the information herein supplied.

This Questionnaire does not constitute an offer to sell or a solicitation of an offer to buy any security. Your answers will be kept strictly confidential. However, by signing this Questionnaire, you will be authorizing the Corporation to provide a completed copy of this Questionnaire to such parties as the Corporation deems appropriate in order to ensure that the offer and sale of the Private Placement Securities will not result in a violation of the Act or the securities laws of any state and that you otherwise satisfy the suitability standards applicable to purchasers of the Private Placement Securities. All potential investors must answer all applicable questions and complete, date and sign this Questionnaire. Please print or type your responses and attach additional sheets of paper if necessary to complete your answers to any item.

PART A.BACKGROUND INFORMATION
Name:

Business Address:

(Number and Street)

(City)	(State)	(Zip Code)
Telephone Number:

Type of entity:

State of formation:        Date of formation:

Set forth in the space provided below the (i) state(s), if any, in the United States in which you maintained your principal office during the past two years and the dates during which you maintained your office in each state, and (ii) state(s), if any, in which you pay income taxes:

Were you formed for the purpose of investing in the securities being offered?
Yes No Taxpayer Identification No.

PART B.	STATUS AS AN ACCREDITED INVESTOR

The undersigned is an “accredited investor” as such term is defined in one or more of the subsections of Rule 501(a) of Regulation D under the Act. At the time of the sale of the Private Placement Securities, the undersigned falls within one or more of the categories below. In order to confirm that the person or entity qualifies as an accredited investor, each individual investor, or each investing entity’s authorized officer or other representative, must check one or more of the boxes below which applies to that person or entity and initial next to such checked box or boxes. Please also provide the information requested below relating to your investment, business, and educational experience.

Initial        The person is a natural person who (either individually or jointly with spouse) has a net worth in excess of $1,000,0001;

Initial        The person is a natural person who had an individual income (not joint with spouse) in excess of $200,000 in each of the two most recent years, or who had a joint income (with spouse) in excess of $300,000 in each of those years, and in either case who has a reasonable expectation of achieving the same income level in the current year;

Initial        The entity is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Private Placement Securities, whose purchase is directed by a sophisticated person within the meaning of Rule 506(b)(2)(ii) of Regulation D (i.e., a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Private Placement Securities);

Initial        The entity is a corporation, Massachusetts or similar business trust, partnership, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (tax exempt organization), not formed for the specific purpose of acquiring the Private Placement Securities, having total assets in excess of $5,000,000;

Initial        The entity is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (ERISA), and either (i) the investment decision is made by a “Plan Fiduciary”, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company or registered investment adviser, or (ii) the employee benefit plan has total assets in excess of $5,000,000;

Initial        The entity is a self-directed employee benefit plan within the meaning of ERISA (e.g., an IRA), with investment decisions made solely by persons who are “accredited investors” as defined in Rule 501(a) of Regulation D;

Initial        The entity is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, which plan has total assets in excess of $5,000,000;

Initial        The entity is one in which all of the equity owners are “accredited investors”;

Initial        The person is a director or executive officer of the Corporation;

Initial        The entity is a bank, savings and loan association or other similar institution (as defined in Sections 3(a)(2) and 3(a)(5)(A) of the Securities Act) whether acting in its individual or fiduciary capacity;

Initial        The entity is an insurance company (as defined in Section 2(a)(13) of the Securities Act);

Initial        The entity is an investment company registered under the Investment Company Act of 1940 or a business development company (as defined in Section 2(a)(48) of the Investment Company Act of 1940);

Initial        The entity is a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940);

Initial        The person is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended; or

Initial        The entity is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

By checking the applicable box or boxes above and initialing next to such checked box or boxes, the undersigned investor is certifying to the Corporation that the undersigned is an accredited investor for the reason stated above.

Please provide the following information on your investment, business, and educational experience:

(a)	Educational background:

(b)	Principal employment positions held during last five years:

[1]	The calculation of individual or joint net worth should exclude the value of the investor’s primary residence. The value of the primary residence is equal to the fair market value of the primary residence, less the amount of mortgage debt secured by the primary residence. However, if the amount of mortgage debt secured by the primary residence exceeds the value of such residence, then the excess mortgage debt should be deducted from the investor’s other assets in determining his or her net worth.

(c) Frequency of prior investment (check one in each column):

Venture Capital
	Real Estate	Stocks & Bonds	Investments
Frequently
Occasionally
Never

Do you believe you have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of this investment?

Yes— No—

Do you believe you have the financial ability to hold this proposed investment for an indefinite period of time, and to bear the economic risk of a complete loss of this investment?

Yes— No—

The undersigned understands that the information provided by the undersigned in this Questionnaire will be relied upon by the Corporation and its officers and directors in determining whether the offering of the Private Placement Securities is exempt from registration under the Act pursuant to Regulation D or otherwise, and applicable state securities laws, and affirms that the answers to the above questions are complete and correct as of the date hereof.

THE UNDERSIGNED WILL NOTIFY THE CORPORATION PROMPTLY OF ANY SUBSTANTIAL CHANGES IN THE FOREGOING INFORMATION THAT MAY OCCUR.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the date set forth below, and declares that it is truthful and correct.

Date: , 2014	Entity Name:
By:
Name:
Title:

Exhibit G

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK
OF
TIGER MEDIA, INC.

Pursuant to Section 151 if the General Corporation Law of the State of Delaware, it is hereby certified that:

WHEREAS, the name of the Company (hereinafter called the “Company”) is Tiger Media, Inc., a Delaware corporation.

WHEREAS, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes the issuance of 100 Million (100,000,000) shares of preferred stock, $0.0001 par value per share, and expressly authorizes the Board of Directors of the Company to provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

WHEREAS, the Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that that the Board of Directors deems it advisable to, and hereby does, designate a Series A Non-Voting Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series A Non-Voting Convertible Preferred Stock as follows, in addition to any set forth in the Certificate of Incorporation:

B. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” shall have the meaning ascribed to it pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Common Stock” means the Company’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time exercisable for, convertible into, or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means Tiger Media, Inc., a Delaware corporation.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Ratio” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Preferred Stock in accordance with the terms hereof.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“Holder” shall mean any owner of shares of the Preferred Stock.

“Liquidation” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries, taken as a whole.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” shall have the meaning set forth in Section 2.

“Qualified Sale” means the bona fide, arms’ length sale of Preferred Stock to a non-Affiliate of either the Holder or the Company. For avoidance of doubt, an executed copy of Form 144 with evidence of transmission to the Securities and Exchange Commission disclosing the proposed sale of Common Stock, a written communication from a broker-dealer that a holder of Preferred Stock has placed a sell order for shares of Common Stock issuable upon conversion of Preferred Stock, or an executed copy of a stock purchase agreement with a non-Affiliate of either the Holder or the Company shall be deemed to evidence a Qualified Sale.

C. Designation and Amount. The series of preferred stock designated by this Certificate of Designation shall be designated as the Company’s Series A Non-Voting Convertible Preferred Stock (the “Preferred Stock”), with Forty-Six Million (46,000,000) shares designated as Series A Non-Voting Convertible Preferred Stock.

D. Dividends. Each holder of Preferred Stock shall be entitled to receive, on a pari passu basis, dividends payable, subject to the conditions and other terms hereof, out of any funds of the Company legally available when and at the time for declaration of dividends by the Company, at the same time any dividends or other distributions will be paid or declared and set apart for payment on any shares of Common Stock on the basis of the largest number of whole shares of Common Stock into which such holder’s shares of Preferred Stock could be converted pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them).

E. Voting Rights. Except as required by law or as specifically provided herein, the holders of Preferred Stock shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting); provided, however, that each holder of outstanding shares of Preferred Stock shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

F. Liquidation. Upon any Liquidation, distributions to the stockholders of the Company shall be distributed among the holders of Common Stock, Preferred Stock and any other class or series of Preferred Stock entitled to participate with the Common Stock in a liquidating distribution, pro rata in proportion to the shares of Common Stock then held by them and the maximum number of shares of Common Stock which they would have the right to acquire upon conversion of shares of Preferred Stock held by them pursuant to Section 6 (assuming the full conversion of all shares of Preferred Stock then held by them). Written notice of any liquidation, dissolution or winding up of the Company, stating the payment date, the amount of any liquidating distribution and the place where said liquidating distribution shall be payable, shall be given to the holders of record of Preferred Stock not less than ten (10) days prior to the consummation of such liquidation, dissolution or winding up, in accordance with the provisions of Section 8(a). A Fundamental Transaction shall not be deemed a Liquidation.

G. Conversion Upon Qualified Sale.

11. Conversions Upon a Qualified Sale by Holder. Subject to the provisions of this Section 6, each share of Preferred Stock shall automatically convert into Common Stock immediately prior to the closing of a Qualified Sale of such share without any further action on the part of the Company or the Holder. The date of such closing of such a Qualified Sale is referred to herein as the “Conversion Date.”

12. Conversion Ratio. The number of validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each share of Preferred Stock shall be equal to the product obtained by multiplying each such share of Preferred Stock being converted by one (subject to adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification or other similar event, the “Conversion Ratio”).

13. Mechanics of Conversion

ii. Delivery of Certificate Upon Conversion. As soon as practicable after each Conversion Date, upon receipt of sale documentation satisfactory to the Company in its sole discretion, the Company shall deliver, or cause to be delivered, to the purchaser in the Qualified Sale a certificate or certificates, which will contain appropriate restrictive legends and trading restrictions, representing the number of Conversion Shares being acquired upon the conversion of shares of Preferred Stock by such Purchaser. Upon written request of such purchaser, the Company shall use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. If some but not all of the shares of Preferred Stock represented by a certificate surrendered by such converting Holder are converted, a new certificate or certificates representing the number of shares of Preferred Stock which were not so converted shall be delivered to such Holder as promptly as practicable. If any shares of Common Stock to be issued upon conversion of Preferred Stock pursuant to this section are not sold within thirty (30) days after the delivery to the Company of any notice of a proposed Qualified Sale, such shares shall ipso facto be deemed to have been converted back into Preferred Stock.

iii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Preferred Stock. The Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iv. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the average closing price per share of Common Stock on the NYSE MKT, or any other trading market or exchange on which the Common Stock may then trade, for the ten-day period ending on the day prior to such Conversion Date, or round up to the next whole share.

v. Transfer Taxes. Any transfer, documentary stamp or similar taxes arising on account of a conversion of any shares of Preferred Stock shall be responsibility of and paid by the Holder. Furthermore, the Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion. The Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

14. Record Holder. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

H. Certain Adjustments.

11. Stock Dividends and Stock Splits. If the Company, at any time while the Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately after such event and of which the denominator will be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision or combination.

12. Fundamental Transaction. If, at any time while the Preferred Stock is outstanding, (i) (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property, and (ii) such event does not constitute a Qualified Sale resulting in automatic conversion pursuant to Section 6(a) (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (assuming the full conversion of all shares of Preferred Stock then held by them), the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new certificate of designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that this Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

13. Calculations. All calculations under this Section 7 will be made to the nearest share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date will be the number of shares of Common Stock (excluding any treasury shares of the Company) actually issued and outstanding.

14. Notice to the Holders. Whenever the Conversion Ratio is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

I. Miscellaneous.

11. Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address of its principal office or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of the Holders. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

12. Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate, if any, becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company and any of additional documentation the transfer agent of the Company may require.

13. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in City of Wilmington, Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or such courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

14. Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

15. Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

16. Status of Converted Preferred Stock. If any shares of Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preferred Stock.

17. Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times in good faith carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders.

Amendment. The terms of this Certificate of Designation shall not be amended except with the consent of the Holders of a majority of the outstanding Preferred Stock voting as one class.

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this [      ] day of [      ], 2015.

Name: Peter Tan
Title: Chief Executive Officer